

CIVISTA
BANCSHARES, INC.

ANNUAL
REPORT
2024

Focused on You

1884-2024

FINANCIAL SUMMARY

Three-Year Condensed Consolidated Financial Summary

	2024	2023	2022
Earnings			
Net Income (000)	$31,683	$42,964	$39,427
Per Common Share Earnings			
Available To Common Shareholders			
Basic and Diluted	$2.01	$2.73	$2.60
Book Value	$24.69	$23.70	$21.92
Dividends Paid	$0.64	$0.61	$0.56
Balances			
Assets (millions)	$4,098.5	$3,861.4	$3,639.4
Deposits (millions)	$3,211.9	$2,985.0	$2,620.0
Net Loans (millions)	$3,042.2	$2,826.3	$2,620.5
Shareholders' Equity (millions)	$388.5	$372.0	$334.8
Performance Ratios			
Return On Average Assets	0.80%	1.16%	1.18%
Return On Average Equity	8.40%	12.50%	12.47%
Equity Capital Ratio	9.48%	9.63%	9.20%
Net Loans To Deposit Ratio	94.72%	94.68%	100.02%
Loss Allowance To Total Loans	1.29%	1.30%	1.08%

Vision
Working together to be the community's trusted financial provider.

Mission
To improve the financial lives of our customers, employees and shareholders, to make a difference in the communities we serve.

LETTER FROM THE CEO

A Message from Dennis G. Shaffer, President & Chief Executive Officer

I am pleased to present to you the annual report for Civista Bancshares, Inc. for the year ending December 31, 2024. The year has been one of meaningful progress and achievement for our company, and I am proud to share our accomplishments and future outlook with you.

FINANCIAL PERFORMANCE

In 2024, we reported net income of $31.7 million, or $2.01 per diluted share, compared to $43.0 million, or $2.73 per diluted share, in 2023.

2024 was a transition year for us and for the banking industry. Regulatory reform and margin contraction brought on by a competitive deposit rate environment impacted profitability across the industry. Rising deposit costs caused interest expense to increase, and deposits repriced faster than loans, thus adversely impacting our net interest margin.

In addition, we had to make up approximately $5.2 million in non-interest income as we exited the third-party tax processing business, we



reduced overdraft fees due to regulatory reform, and we had to replace a one-time card brand renewal fee.

Despite some of these challenges, our employees rose to the occasion. We increased residential mortgage production and had more gain on sale of mortgage income; we increased loan and lease production and earned more lease and residual income; and we cross-sold more products which increased service charge income. As a result, our non-interest income of $37.7 million, was approximately $585,000 higher in 2024 than the previous year.

Deposit balances for the year grew by $226.8 million, an increase of 7.6%, as we had organic growth in savings and money market accounts and in time deposits. This was particularly encouraging as organic deposit growth has been relatively flat the last several years.



WORKING TOGETHER *Community is at the heart of all we do! Civista team members volunteered at Victory Kitchen to prep food for the Sandusky community.*

Deposit costs were up significantly year-over-year and as a result, our net interest margin declined from 3.70% in 2023 to 3.21% in 2024. Our increase in deposit cost was primarily attributable to more competition for deposits, a greater reliance on wholesale funding, and customers shifting out of non-interest bearing deposits to interest bearing deposits. Deposit costs did stabilize throughout the year and our net interest margin troughed in the second quarter. We had margin expansion during the last two quarters of the year and are cautiously optimistic for continued improvement in 2025.

Loan and Lease balances grew by $219.5 million, an increase of 7.7%. Most of the growth occurred in commercial, non-owner occupied commercial real estate, residential real estate and real estate construction loans. At December 31, 2024, our loan to deposit ratio was 96%.

Despite the higher interest rate environment, our credit quality continues to remain strong. We had minimal delinquencies and charge-offs for the year. Our allowance for loan losses to loans ratio was 1.29% at year end, compared to 1.30% at December 31, 2023.

CELEBRATING 140 YEARS

In 2024, Civista Bank proudly celebrated 140 years of serving our customers and communities. Since our founding in 1884 as Citizens National Bank, we have continuously adapted to the needs of our customers while maintaining our strong commitment to financial stewardship.

Over the decades, we have grown from a single storefront in Sandusky, Ohio, into a regional financial institution serving customers across Ohio, Southeastern Indiana, and Northern Kentucky. We have embraced advancements in banking,


CIVISTA
BANK
140
YEARS

140th ANNIVERSARY *Dennis Shaffer, CEO and President of Civista Bancshares, joins the Dublin office in their celebration of Civista Bank's 140th Anniversary.*

from introducing Sandusky's first ATM in 1976 to launching mobile banking in 2011.

This anniversary was not just a reflection on our past but a reaffirmation of our mission to build strong, lasting relationships with our customers. As we look ahead, we remain committed to innovation, service excellence, and strengthening the communities we proudly call home.

STRATEGIC PRIORITIES

Throughout 2024, we focused on several key strategic priorities aimed at growing relationships and core deposits, positioning digital to grow the bank, leveraging technology to optimize profitability and investing in our employees and culture.

These strategic priorities will be our primary focus for the next several years and will help reduce our dependency on higher interest funding sources, enhance our overall customer experience, improve profitability, and create a positive work environment.

We launched several relationship-driven deposit initiatives throughout the year, which contributed to good organic growth and positively impacted our financial results. Some of these initiatives included deepening relationships with loan customers to expand deposit balances, moving wealth management client cash balances, which were held outside the bank, back to our balance sheet, and participating in the State of Ohio's Homebuyer Plus program.

We continue to make strides in positioning digital to grow the bank. In 2024, we launched our new digital small business lending platform which streamlines our existing process providing quicker decisioning and greater satisfaction for both customers and employees. We upgraded our fraud detection platform, which is used throughout the company and digitally,


BGSU Firelands
THANK YOU TO OUR KEYNOTE SPONSOR!
CIVISTA BANK

GROWING OUR COMMUNITIES *Civista Bank was a proud sponsor of the Greater Sandusky Partnership's RISE (Regional Incubator for Sustainability and Entrepreneurship) event. The objective of RISE is to grow jobs and spearhead economic development by linking business owners and aspiring entrepreneurs to regional service providers with expertise in business start-up, development and acceleration.*

to provide greater protection for the bank and our customers. Late in the year, we invested in a new digital deposit origination system, which will greatly improve our customers' experience and simplify our backroom operations.

Each year, we continue to invest significant dollars in technology. Our focus is on improving our processes to deliver greater operating efficiency, higher levels of sales productivity, and improving project execution. In 2024, we were successful in automating several high labor-intensive operational processes by expanded our use of Robotic Process Automation across the company. This allowed us to increase efficiency and provide

more time to serve our customers and grow our business. Our quality control and operational functions have benefited from this technology.

Our employees are our greatest resource and the reason for our success. We strongly believe in investing in our employees and our culture. We want to provide them with tools and resources that will improve their skills and allow them to grow in their careers. We want all of our employees to feel valued and supported and by investing in them we believe this leads to greater job satisfaction and engagement. A positive work environment and an engaged workforce should lead to long term business success.



CIVISTA BANK TEAM *Civista Bank 2024 Day of Learning, The Ohio State University*

A key highlight of our commitment to employee development was our Bank-Wide Employee Day of Learning, where Civista employees gathered at The Ohio State University for a day of learning, networking, and inspiration. This event provided employees with an opportunity to hear directly from executive leadership, gain a deeper understanding of our strategic initiatives and how their roles contribute to moving the bank forward successfully. Employees left with a renewed sense of purpose and clarity on how their efforts help Civista achieve its strategic goals.

COMMUNITY ENGAGEMENT

Civista and its employees continue to donate significant dollars in all the communities that we serve and we strongly believe that our success is closely tied to the well-being of our communities. Our employees donate their time serving in leadership roles or as active volunteers at hundreds of organizations where we live and work.

Specific employee driven charitable fund-raising events during the year included Casual for a Cause, where employees donate money monthly to a local charity of choice to be able to dress casually at work; and Holiday Happenings where employees donate items that are auctioned off during the holiday season with all proceeds donated to local charities. Civista employees are also significant contributors to the local United Way campaign in all of our markets. In the case of United Way and our Holiday Happenings Campaign, as in years past, the company provided matching contributions to the designated charities.

We as an organization, take great pride in being a community leader and through our donations and volunteerism hope to make a difference in the



CRAIN'S CLEVELAND BUSINESS 2024
best employers in Ohio
MULTI-YEAR WINNER
2024 ★ 2023 ★ 2022 ★ 2021 ★ 2020 ★ 2019

communities that we serve. I am also pleased to report that in 2024, we were once again, named by Crain's Cleveland Business Journal as one of the Best Employers in Ohio.



ASSISTING OUR NEIGHBORS IN NEED *Civista Bank Akron team members volunteered at the Akron Food Bank sorting, weighing, and packaging 4,554 pounds food for distribution.*

LOOKING AHEAD

As we look to the future, we will strive to improve the customer experience at every interaction. Understanding our customers' needs, building relationships and making it easy to do business with us, is what sets us apart from others. As we grow, we need to leverage future technological investments to make us more efficient and increase customer satisfaction. We will aspire to deepen customer relationships by enhancing our digital and technological capabilities both internally and externally.

In closing, I would like to express my gratitude to our shareholders for their continued support and confidence in us. Our goal is to remain an independent community bank, and I am confident that our disciplined approach to managing Civista and our long-term focus on driving shareholder value will continue to produce positive results. Our mission remains to improve the financial lives of our customers, shareholders and employees, and to make a difference in the communities that we serve.

As always, please read your proxy and vote your shares. The Annual Shareholder meeting is April 15, 2025, at 10 am and will be held at BGSU Firelands College – Cedar Point Center, One University Drive, Huron, Ohio. I encourage shareholders to attend. Thank you for your interest in our company.

Sincerely,

Dennis G. Shaffer
President and Chief Executive Officer



TOTAL ECLIPSE 2024 *Civista Bank employees and family members joined their communities in witnessing the Total Solar Eclipse on April 8, 2024.*



VOLUNTEERING *In 2024, Civista employees volunteered more than 2,300 hours of their time to support their local communities.*



CELEBRATING OUR COMMUNITIES *Civista Bank employees decorated a float and participated in the Aurora Farmer's Fair Parade.*

LEADERSHIP

Board of Directors
Civista Bancshares & Civista Bank



CIVISTA BANCSHARES BOARD OF DIRECTORS *Front row: Congrove, Wise, Shaffer, Murray, Oliver, Mattlin, Miller. Back row: Wurm, Perfect, Singer, Weaks, Macioce.*

Dennis E. Murray Jr.
Chairman of the Board,
Civista Bancshares, Inc. and Civista Bank
Partner, Murray & Murray Co., LPA

Dennis G. Shaffer
Vice Chairman of the Board,
President and *CEO*, Civista Bancshares, Inc.
and *CEO*, Civista Bank

Darci L. Congrove
CPA - Managing Director,
GBQ Partners, LLC

Mark J. Macioce
Vice President, Chief Information Officer
MASCO Corporation

Julie A. Mattlin
Principal and *Owner,*
DKMG Consulting, LLC.

James O. Miller
Former Chairman of the Board,
Civista Bancshares, Inc. and Civista Bank

M. Patricia Oliver
Retired Partner, Tucker, Ellis, LLP
Founder, The Oliver Consulting Group

Clyde A. "Chip" Perfect, Jr.
President and *CEO*, Perfect North Slopes

Harry Singer
President and *CEO*, Sandusco, Inc.
and ICM Distributing Company, Inc.

Nathan E. Weaks
President, Automatic Feed Company

Lorina W. Wise
Chief Human Resources Officer,
Nationwide Children's Hospital

Gerald B. Wurm
President, Wurm's Woodworking Co.
and Creative Plastics International

DIRECTORS EMERITUS

James D. Heckelman
Retired, Founder of Dan-Mar Co., Inc.

David A. Voight
Former Chairman of the Board
and *Former President and CEO*,
Civista Bancshares, Inc. and Civista Bank

LEADERSHIP

Civista Bancshares Executive Officers


Dennis G. Shaffer
Chief Executive Officer and President


Charles A. Parcher
Executive Vice President Chief Lending Officer


Robert L. Curry, Jr.
Senior Vice President Chief Risk Officer


Richard J. Dutton
Senior Vice President Chief Operating Officer


Russell L. Edwards
Senior Vice President Retail Banking


Donna M. Waltz-Jaskolski
Senior Vice President Customer Experience Officer


Carl A. Kessler III
Senior Vice President Chief Information Officer


Lance A. Morrison
Senior Vice President General Counsel & Corporate Secretary


Michael D. Mulford
Senior Vice President Chief Credit Officer


Ian Whinnem
Senior Vice President Chief Financial Officer

Civista Bank Senior Management Team


Brent Beard
Controller


Kevin Canepa
Civista Leasing & Finance


Veronica Doucette
Human Resources


Conrad Eimers
Civista Leasing & Finance


Richard Finneran
Regional Market Executive, North Central Ohio


Douglas Greulich
Finance


Jodi Greulich
Marketing and Communications
Retired Dec. 2024


Robert Katitus
Regional Market Executive, Northeast Ohio


Debora Kline
Strategic Initiatives


Jason Kuhnle
Wealth Management


Brenda Leal
Digital Banking


Jeffrey Morgan
Director of IT Infrastructure


Jeffrey Rolfsen
Loan Operations


Mark Sams
Regional Market Executive, SE IN/Cincinnati


David Shaver
Deposit Operations


Kimberly Springer
Business Solutions


Aaron Stephens
Regional Market Executive, Central Ohio


Jessica Martin-Steuk
Private Banking


Jarvis Woodson III
Mortgage Banking

ANNUAL REPORT

CONTENTS

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Three-Year Selected Consolidated Financial Data

(Amounts in thousands, except per share data)

	Year ended December 31,		
	2024	**2023**	**2022**
Statements of income:			
Total interest and dividend income	$ 206,695	$ 182,734	$ 126,155
Total interest expense	89,985	57,238	15,951
Net interest income	116,710	125,496	110,204
Provision for credit losses	5,364	4,435	1,752
Net interest income after provision for loan losses	111,346	121,061	108,452
Net gain (loss) on sale of securities	33	—	10
Other noninterest income	37,715	37,163	29,066
Total noninterest income	37,748	37,163	29,076
Total noninterest expense	112,520	107,611	90,493
Income before federal income taxes	36,574	50,613	47,035
Federal income tax expense	4,891	7,649	7,608
Net income	$ 31,683	$ 42,964	$ 39,427
Allocation of earnings and dividends to participating securities	671	1,583	498
Net income available to common shareholders	$ 31,012	$ 41,381	$ 38,929
Per common share:			
Net income available to common shareholders (basic)	2.01	2.73	2.60
Net income available to common shareholders (diluted)	2.01	2.73	2.60
Dividends declared	0.64	0.61	0.56
Book value	24.69	23.70	21.29
Average common shares outstanding:			
Basic	15,391,739	15,154,767	14,970,630
Diluted	15,391,739	15,154,767	14,970,630
Year-end balances:			
Loans, net	$ 3,041,561	$ 2,824,568	$ 2,619,770
Securities	680,840	650,439	651,177
Total assets	4,098,469	3,861,418	3,639,445
Deposits	3,211,870	2,985,028	2,619,984
Borrowings	111,888	116,194	249,651
Shareholders' equity	388,502	372,002	334,835
Average balances:			
Loans, net	$ 2,945,414	$ 2,688,983	$ 2,259,207
Securities	649,088	646,650	605,581
Total assets	3,969,656	3,717,347	3,336,974
Deposits	3,086,961	2,852,037	2,614,423
Borrowings	448,672	470,623	330,219
Shareholders' equity	377,359	343,724	316,143

Three-Year Selected Ratios

	Year ended December 31,		
	2024	**2023**	**2022**
Net interest margin (1)	3.21%	3.70%	3.65%
Return on average total assets	0.80	1.16	1.18
Return on average shareholders' equity	8.40	12.50	12.47
Dividend payout ratio	31.76	22.34	21.54
Average shareholders' equity as a percent of average total assets	9.51	9.25	9.47
Net loan charge-offs (recoveries) as a percent of average total loans	0.11	0.04	(0.01)
Allowance for credit losses as a percent of loans at year-end	1.29	1.30	1.08
Shareholders' equity as a percent of total year-end assets	9.48	9.63	9.20

(1) Calculated on a tax-equivalent basis using a statutory tax rate of 21% for 2024, 2023 and 2022

Shareholder Return Performance

Set forth below is a line graph comparing the five-year cumulative return of the common shares of Civista Bancshares, Inc. (ticker symbol CIVB), based on an initial investment of $100 on December 31, 2019, and assuming reinvestment of dividends, with the cumulative return of the Standard & Poor's 500 Index, and the S&P U.S. BMI Banks Index. The comparative indices were obtained from S&P Global Market Intelligence.





Index	Period Ending					
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Civista Bancshares, Inc.	100.00	75.15	107.08	99.02	86.01	102.04
S&P 500 Index	100.00	118.40	152.39	124.79	157.59	197.02
S&P U.S. BMI Banks Index	100.00	87.24	118.61	98.38	107.32	143.68

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished, free of charge, to shareholders, upon written request to Lance A. Morrison, Secretary of Civista Bancshares, Inc., 100 East Water Street, Sandusky, Ohio 44870.

Common Shares and Shareholder Matters

The common shares of Civista Bancshares, Inc. ("CBI") trade on The NASDAQ Capital Market under the symbol "CIVB". As of February 18, 2025, there were 15,487,667 common shares outstanding and held by approximately 1,651 shareholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

CBI paid quarterly dividends on its common shares in the aggregate amounts of $0.64 per share and $0.61 per share in 2024 and 2023, respectively. The Company presently anticipates continuing to pay quarterly dividends in the future at similar levels, subject to compliance with applicable restrictions on the payment of dividends as discussed in the "Liquidity and Capital Resources" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 19 to the Consolidated Financial Statements.

General Development of Business

CIVISTA BANCSHARES, INC. ("CBI") was organized under the laws of the State of Ohio on February 19, 1987 and is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, as amended (the "GLBA"). CBI's office is located at 100 East Water Street, Sandusky, Ohio. CBI and its subsidiaries are sometimes referred to together as the "Company". The Company had total consolidated assets of $4,098,469 at December 31, 2024.

CIVISTA BANK ("Civista"), owned by the Company since 1987, opened for business in 1884 as The Citizens National Bank. In 1898, Civista was reorganized under Ohio banking law and was known as The Citizens Bank and Trust Company. In 1908, Civista surrendered its trust charter and began operation as The Citizens Banking Company. The name Civista Bank was introduced during the first quarter of 2015 to solidify our dual Citizens/Champaign brand and distinguish ourselves from the many other banks using the "Citizens" name in our existing and prospective markets. Civista maintains its main office at 100 East Water Street, Sandusky, Ohio and operates branch banking offices in the following Ohio communities: Sandusky, Norwalk, Berlin Heights, Huron, Port Clinton, Castalia, New Washington, Shelby, Willard, Greenwich, Plymouth, Shiloh, Akron, Dublin, Plain City, Russells Point, Urbana, West Liberty, Quincy, Dayton, Beachwood, Gahanna, Napoleon, Malinta, Liberty Center, Holgate, Bowling Green, and in the following Indiana communities: Lawrenceburg, Aurora, West Harrison, Milan, Osgood and Versailles. Civista also operates loan production offices in Westlake, Ohio and Fort Mitchell, Kentucky and a leasing company office in Pittsburgh, Pennsylvania. Civista and its consolidated subsidiaries as discussed below, accounted for 99.4% of the Company's consolidated assets at December 31, 2024.

FIRST CITIZENS INVESTMENTS, INC. ("FCI") was formed in 2007 as a wholly owned subsidiary of Civista to hold and manage its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

CIVISTA LEASING & FINANCING ("CLF") formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

FIRST CITIZENS INSURANCE AGENCY, INC. ("FCIA") was formed as a wholly owned subsidiary of CBI to allow the Company to participate in commission revenue generated through its third-party insurance agreement.

WATER STREET PROPERTIES, INC. ("WSP") was formed as a wholly owned subsidiary of CBI to hold properties repossessed by CBI subsidiaries.

CIVB RISK MANAGEMENT, INC. ("CRMI"), a wholly owned subsidiary of CBI which was formed and began operations on December 26, 2017, is a Delaware-based captive insurance company which insures against certain risks unique to the operations of the Company and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRMI pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRMI is subject to regulations of the State of Delaware and undergoes periodic examinations by the Delaware Department of Insurance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in thousands, except per share data)

General

The following paragraphs more fully discuss the significant highlights, changes and trends as they relate to the Company's financial condition, results of operations, liquidity and capital resources as of December 31, 2024 and 2023, and during the three-year period ended December 31, 2024. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which are included elsewhere in this report.

Financial Condition

At December 31, 2024, the Company's total assets were $4,098,469, compared to $3,861,418 at December 31, 2023. Net loans and securities available for sale increased $216,993 and $29,795 from December 31, 2023, to December 31, 2024, respectively. Other factors contributing to the change in assets are discussed in the following sections.

Loans held for sale decreased $1,060, from $1,725 at December 31, 2023 to $665 at December 31, 2024. The decrease is due to lower balances of held loans. At December 31, 2024, six loans totaling $665 were held for sale as compared to nine loans totaling $1,725 at December 31, 2023.

At December 31, 2024, the Company's net loans totaled $3,041,561 and increased by 7.7% from $2,824,568 at December 31, 2023. The increase in net loans was spread across most segments. Commercial & Agriculture loans increased $23,695, Commercial Real Estate - Non-Owner Occupied loans increased $64,097, Residential Real Estate loans increased $104,028, and Real Estate Construction loans increased $45,583. The increases in the foregoing loan segments were partially offset by decreases of $17,901 in total for the remaining loan segments.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the amount of Commercial and Agriculture, Commercial Real Estate, Residential Real Estate, Real Estate Construction, Farm Real Estate, Lease financing receivables and Consumer and Other Loans outstanding as of December 31, 2024, which, based on the contract terms for repayments of principal, are due in the periods indicated. In addition, the amounts due after one year are classified according to their sensitivity to changes in interest rates.

| | Maturing | | | | |
	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
	(Dollars in thousands)				
Commercial & Agriculture	$ 160,054	$ 128,688	$ 38,634	$ 1,112	$ 328,488
Commercial Real Estate:					
Owner Occupied	24,000	100,428	219,311	30,628	374,367
Non-Owner Occupied	108,375	526,003	546,735	44,878	1,225,991
Residential Real Estate	9,342	42,181	235,068	477,278	763,869
Real Estate Construction	59,340	110,228	91,406	45,018	305,992
Farm Real Estate	1,783	5,582	13,107	2,563	23,035
Lease financing receivables	3,327	39,907	3,666	—	46,900
Consumer and Other	1,298	9,417	1,465	408	12,588
Total	$ 367,519	$ 962,434	$ 1,149,392	$ 601,885	$ 3,081,230

	Due After One Year	
	Fixed Rate	Variable Rate
	(Dollars in thousands)	
Commercial & Agriculture	$ 96,257	$ 72,177
Commercial Real Estate:		
Owner Occupied	80,020	270,347
Non-Owner Occupied	280,657	836,959
Residential Real Estate	154,957	599,570
Real Estate Construction	69,262	177,390
Farm Real Estate	5,242	16,010
Lease financing receivables	43,573	—
Consumer and Other	11,243	47
Total	$ 741,211	$ 1,972,500

The preceding maturity information is based on contract terms at December 31, 2024 and does not include any possible "rollover" at maturity date. In the normal course of business, Civista considers and acts on the borrowers' requests for renewal of loans at maturity. Evaluation of such requests includes a review of the borrower's credit history, the collateral securing the loan and the purpose for such request.

Analysis of the Allowance for Credit Losses

The following table shows the daily average loan balances and changes in the allowance for credit losses for the years indicated.

	2024	2023	2022
	(Dollars in thousands)		
Total loans outstanding	$ 3,081,230	$ 2,861,727	$ 2,648,281
Allowance for credit losses at year end	39,669	37,160	28,511
Loans accounted for on a nonaccrual basis	30,950	12,467	6,507
Allowance for credit losses to total loans outstanding	1.29%	1.30%	1.08%
Nonaccrual loans to total loans outstanding	1.00%	0.44%	0.25%
Allowance for credit losses to nonaccrual loans	128.17%	298.07%	438.16%
Average loans outstanding:			
Commercial & Agriculture	310,770	276,438	236,315
Commercial Real Estate—Owner Occupied	374,965	372,214	322,132
Commercial Real Estate—Non-Owner Occupied	1,198,569	1,086,895	896,562
Real Estate Mortgage	721,379	588,739	511,973
Real Estate Construction	286,264	254,429	179,183
Farm Real Estate	24,279	24,250	24,388
Lease financing receivables	53,392	44,014	8,382
Consumer and Other	15,294	10,651	20,147
Loan participations sold, reflected as secured borrowings	—	65,167	87,846
Total average loans outstanding	2,984,912	2,722,797	2,286,928
Net charge-offs (recoveries):			
Commercial & Agriculture	1,942	1,122	(2)
Commercial Real Estate—Owner Occupied	—	(15)	(42)
Commercial Real Estate—Non-Owner Occupied	654	(46)	(74)
Real Estate Mortgage	(114)	(116)	(66)
Real Estate Construction	(12)	(37)	(4)
Farm Real Estate	—	—	(6)
Lease financing receivables	861	—	23
Consumer and Other	45	72	53
Total net charge-offs (recoveries)	3,376	980	(118)
Ratio of net charge-offs (recoveries) during the year to average loans outstanding:			
Commercial & Agriculture	0.62%	0.41%	(0.00)%
Commercial Real Estate—Owner Occupied	—	(0.00)%	(0.01)%
Commercial Real Estate—Non-Owner Occupied	0.05%	(0.00)%	(0.01)%
Real Estate Mortgage	(0.02)%	(0.02)%	(0.01)%
Real Estate Construction	(0.00)%	(0.01)%	(0.00)%
Farm Real Estate	—	—	(0.02)%
Lease financing receivables	1.61%	—	0.27%
Consumer and Other	0.29%	0.11%	0.06%
Total net charge-offs (recoveries)	0.11%	0.04%	(0.01)%

The amount of net charge-offs fluctuates from year to year due to factors relating to the condition of the general economy, decline in market values of collateral and deterioration of specific businesses.

The determination of the balance of the allowance for credit losses is based on the CECL methodology and utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods under prior

GAAP, which generally require that a loss be incurred before it is recognized. In management's judgment, the CECL methodology produces a result that is adequate to provide for future probable credit losses.

Allocation of Allowance for Credit Losses

The following tables allocate the allowance for credit losses at December 31, 2024, 2023, and 2022, to each loan category. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for expected lifetime credit losses within the following categories of loans at the dates indicated.

| | 2024 | | 2023 | |
| | Allowance | Percentage of loans to total loans | Allowance | Percentage of loans to total loans |
	(Dollars in thousands)			
Commercial & Agriculture	$ 6,586	10.8%	$ 7,587	10.6%
Commercial Real Estate—Owner Occupied	4,327	12.1%	4,723	13.2%
Commercial Real Estate—Non-Owner Occupied	11,404	39.8%	12,056	40.6%
Real Estate Mortgage	11,866	24.8%	8,489	23.1%
Real Estate Construction	3,708	9.9%	3,388	9.1%
Farm Real Estate	226	0.7%	260	0.9%
Lease financing receivables	1,361	1.5%	297	1.9%
Consumer and Other	191	0.4%	341	0.6%
Unallocated	—	—	19	—
	$ 39,669	100.0%	$ 37,160	100.0%

| | 2022 | |
| | Allowance | Percentage of loans to total loans |
	(Dollars in thousands)	
Commercial & Agriculture	$ 3,011	10.9%
Commercial Real Estate—Owner Occupied	4,565	14.5%
Commercial Real Estate—Non-Owner Occupied	14,138	40.0%
Real Estate Mortgage	3,145	21.7%
Real Estate Construction	2,293	9.6%
Farm Real Estate	291	1.0%
Lease financing receivables	429	1.5%
Consumer and Other	98	0.8%
Unallocated	541	—
	$ 28,511	100.0%

Civista measures the adequacy of the allowance for credit losses by using the CECL methodology and utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The allowance for credit losses to total loans decreased slightly from 1.30% in 2023 to 1.29% in 2024.

Securities available for sale increased by $29,795, or 4.8%, from $618,272 at December 31, 2023 to $648,067 at December 31, 2024. U.S. Treasury securities and obligations of U.S. government agencies increased $29,729, or 43.9% from $67,658 at December 31, 2023 to $97,387 at December 31, 2024. Mortgage-backed securities increased $13,546, or 6.4%, from $212,015 at December 31, 2023 to $225,561 at December 31, 2024. Obligations of states and political subdivisions available for sale decreased by $13,480 from 2023 to 2024. The Company continues to utilize letters of credit from the Federal Home Loan Bank ("FHLB") to replace maturing securities that were pledged for public entities. As of December 31, 2024, the Company was in compliance with all applicable pledging requirements.

Mortgage-backed securities totaled $225,561 at December 31, 2024 and none were considered unusual or "high risk" securities as defined by regulatory authorities. Of this total, $192,035 consisted of pass-through securities issued by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Government National Mortgage Association ("GNMA"), and the remaining $33,526 of these securities were collateralized by mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA. The average interest rate of the mortgage-backed securities portfolio at December 31, 2024 was 3.08%. The average maturity at December 31, 2024 was approximately 14.8 years.

Securities available for sale had a fair value at December 31, 2024 of $648,067. This fair value includes unrealized gains of approximately $882 and unrealized losses of approximately $62,873. Net unrealized losses totaled $61,991 at December 31, 2024 compared to net unrealized losses of $54,620 at December 31, 2023. The change in unrealized losses is primarily due to changes in market interest rates. Note 3 to the Consolidated Financial Statements provides additional information on unrealized gains and losses.

The following table sets forth the maturities of securities at December 31, 2024 and the weighted average yields of such debt securities. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions.

	Within one year		After one but within five years		After five but within ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in thousands)				
Available for Sale (2)								
U.S. Treasury securities and obligations of U.S. government agencies	$ 38,567	3.86%	$ 46,747	1.77%	$ 3,413	3.69%	$ 8,660	6.60%
Obligations of states and political subdivisions (1)	1,210	4.86	32,387	2.36	38,687	3.41	252,835	3.14
Mortgage-backed securities in government sponsored entities	5,616	2.97	16,762	3.24	4,903	3.25	198,280	3.06
Total	$ 45,393	3.78%	$ 95,896	2.22%	$ 47,003	3.41%	$ 459,775	3.17%

(1)   Weighted average yields on nontaxable obligations have been computed based on actual yields stated on the security.

(2)   The weighted average yield has been computed using the historical amortized cost for available-for-sale securities.

Premises and equipment, net of accumulated depreciation, decreased $9,603 from December 31, 2023 to December 31, 2024.   The decrease is the result of depreciation of $9,545 and net disposals exceeding new purchases by $58.

Goodwill remained unchanged from December 31, 2023 to December 31, 2024 at $125,520. Other intangible assets decreased $1,625 from year-end 2023. The decrease includes $1,484 of amortization on core deposit intangibles and a decrease of $141 of mortgage servicing rights.

Swap assets decreased $7,173 from December 31, 2023 to December 31, 2024. The decrease is primarily the result of $6,330 in cash collateral posted by counterparties at December 31, 2024 that is netted against the fair value of the swap asset.

Bank owned life insurance ("BOLI") increased $1,448 from December 31, 2023 to December 31, 2024. The difference is the result of increases in the cash surrender value of the underlying insurance policies partially offset by death benefits on life insurance policies held on two former employees.

Year-end deposit balances totaled $3,211,870 in 2024 compared to $2,985,028 in 2023, an increase of $226,842, or 7.6%. This increase in deposits at December 31, 2024 compared to December 31, 2023 included increases in savings and money market accounts of $289,172, or 33.5%, and certificate of deposit accounts of $44,085, or 5.1%, partially offset by decreases in noninterest bearing demand deposits of $76,605, or 9.9% and interest bearing demand accounts of $29,866 or 6.6%. Average deposit balances for 2024 were $3,086,961 compared to $2,852,037 for 2023, an increase of 8.2%. Noninterest bearing deposits averaged $701,397 for 2024, compared to $917,005 for 2023, decreasing $215,608, or 23.5%, which is primarily due to the closure of our former tax refund processing program. Savings, NOW, and MMDA accounts averaged $1,000,865 for 2024 compared to $855,946 for 2023, increasing $144,919, or 16.9%, primarily due to deposits associated with the Ohio Home Buyers Program. Average certificates of deposit increased $381,033 to total an average balance of $959,276 for 2024.

The average daily amount of deposits (all in domestic offices) and average rates paid on such deposits is summarized for the years indicated.

	2024		2023	
	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 701,397	N/A	$ 900,124	N/A
Interest-bearing demand deposits	425,423	0.67%	497,512	0.03%
Savings, including Money Market deposit accounts	1,000,865	1.90%	858,551	1.15%
Certificates of deposit, including IRAs	959,276	4.58%	578,032	4.12%
	$ 3,086,961		$ 2,834,219	

Uninsured deposits at December 31, 2024 and 2023 were $431,713 and $499,429, respectively. Uninsured deposits as of December 31, 2024 and 2023 are based on estimates and include portions of FDIC-insured deposit accounts that exceed the insurance limit of $250,000 per separately insured depositor.

Maturities of certificates of deposits and individual retirement accounts (IRAs) of more than $250,000 outstanding at December 31, 2024 are summarized as follows.

	Certificates of Deposits	Individual Retirement Accounts	Total
	(Dollars in thousands)		
3 months or less	$ 42,338	$ 1,064	$ 43,402
Over 3 through 6 months	25,371	1,309	26,680
Over 6 through 12 months	26,420	2,262	28,682
Over 12 months	26,414	690	27,104
	$ 120,543	$ 5,325	$ 125,868

Other borrowings decreased $3,566 from December 31, 2023 to December 31, 2024. Other borrowings decreased due to lower borrowings at the CLF division.

Civista no longer offers repurchase agreements in the form of sweep accounts to commercial checking account customers, as of July 2023. These repurchase agreements totaled $0 at December 31, 2024 compared to $0 at December 31, 2023 and $25,143 at December 31, 2022. U.S. Treasury securities and obligations of U.S. government agencies maintained under Civista's control were pledged as collateral for the repurchase agreements.

Swap liabilities decreased $843 from December 31, 2023 to December 31, 2024. The decrease is primarily the result of decreases in the fair value of swap liabilities as compared to December 31, 2023.

Total shareholders' equity increased $16,500, or 4.4%, during 2024 to $388,502. Shareholders' equity increased due to net income of $31,683, partially offset by $10,063 of dividends on common shares and $164 of repurchases of common shares as treasury shares. Additionally, $871 was recognized as stock-based compensation in 2024 in connection with the grant of restricted common shares. Accumulated other comprehensive loss decreased $5,827 due to a decrease in the fair value of securities available for sale, net of tax. For further explanation of these items, see Note 1, Note 15 and Note 16 to the Consolidated Financial Statements. The Company paid $0.64 per common share in dividends in 2024 compared to $0.61 per common share in dividends in 2023.

Total outstanding common shares at December 31, 2024 were 15,487,667, which increased from 15,695,424 common shares outstanding at December 31, 2023. Common shares outstanding was impacted by the Company's repurchase of 8,956 common shares during 2024 at an average repurchase price of $18.31. The Company repurchased 8,262 common shares pursuant to its stock repurchase program announced on May 8, 2023, pursuant to which the Company is authorized to repurchase a maximum aggregate value of $13,500 of the Company's common shares until May 2, 2024. An additional 694 common shares were surrendered by officers to the Company to pay taxes upon vesting of restricted shares and 1,518 restricted common shares previously issued to officers were forfeited and 250,148 restricted shares issued as contingent consideration in the VFG acquisition were forfeited, as the measurement period expired and required lease thresholds were not met. The repurchase of common shares was offset by the grant of 42,239 restricted common shares to certain officers in 2024 under the Company's 2014 Incentive Plan. In addition, 10,626 common shares were issued to Civista directors in 2024 as a retainer payment for service on the Civista Board of Directors.

Results of Operations

The operating results of the Company are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Company's net income primarily depends on its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for credit losses, service charges, gains on the sale of assets, other non-interest income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2024 and December 31, 2023

Net Income

The Company's net income for the year ended December 31, 2024 was $31,683, compared to $42,964 for the year ended December 31, 2023. The change in net income was the result of the items discussed in the following sections.

Net Interest Income

Net interest income for 2024 was $116,710, a decrease of $8,786, or 7.0%, from 2023. From 2023 to 2024, average interest-earning assets increased $263,582, which increased interest income by $23,961, while average interest-bearing liabilities increased $435,723, which increased interest expense by $32,747. The Company continually examines its rate structure to ensure that its interest rates are competitive and reflective of the current rate environment in which it competes.

Total interest income increased $23,961 to $206,695 for the year ended December 31, 2024, which was attributable to an increase of $22,823 in interest and fees on loans. This change was the result of an increase in the average balance of loans, accompanied by a higher yield on the portfolio. The average balance of loans increased by $262,115, or 9.6%, to $2,984,912 for the year ended December 31, 2024, as compared to $2,722,797 for the year ended December 31, 2023. The loan yield increased to 6.15% for 2024, from 5.90% in 2023.

Interest on taxable securities increased $921 to $12,639 for the year ended December 31, 2024, compared to $11,718 for the same period in 2023. The average balance of taxable securities decreased $6,717 to $357,255 for the year ended December 31, 2024, as compared to $363,972 for the year ended December 31, 2023. The yield on taxable securities increased 30 basis points to 3.18% for 2024, compared to 2.88% for 2023. Interest on tax-exempt securities increased $191 to $9,473 for the year ended December 31, 2024, compared to $9,282 for the same period in 2023. The average balance of tax-exempt securities increased $9,155 to $291,833 for the year ended December 31, 2024 as compared to $282,678 for the year ended December 31, 2023. The yield on tax-exempt securities increased 6 basis points to 3.85% for 2024 compared to 3.79% for 2023.

Total interest expense increased $32,747, or 57.2%, to $89,985 for the year ended December 31, 2024, compared to $57,238 for the same period in 2023. The increase in interest expense can be attributed to an increase in the average rate paid, accompanied by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2024, the average balance of interest-bearing liabilities increased $435,723 to $2,841,378, as compared to $2,405,655 for the year ended December 31, 2023. Interest incurred on deposits increased by $32,046 to $65,801 for the year ended December 31, 2024, compared to $33,755 for the same period in 2023. The increase in deposit expense was due to a increase in the average rate paid, as the average rate paid on demand and savings accounts increased from 0.57% in 2023 to 1.53% in 2024 and the average rate paid on time deposits increased from 4.51% in 2023 to 4.58% in 2024, which was coupled with an increase in the average balance of interest-bearing deposits of $450,532 for the year ended December 31, 2024 as compared to the same period in 2023. Interest expense incurred on FHLB advances and subordinated debentures increased 20.7% from 2023. The increase was due to an increase in the average balance of short-term FHLB balances and subordinated debentures to $341,692 and $104,017, respectively, accompanied by an increase in rates.

Refer to "Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential" and "Changes in Interest Income and Interest Expense Resulting from Changes in Volume and Changes in Rate" on pages 43 through 44 for further analysis of the impact of changes in interest-bearing assets and liabilities on the Company's net interest income.

Provision and Allowance for Credit Losses

The Company's policy is to maintain the allowance for credit losses at a level sufficient to provide for probable future losses in the current portfolio. Management believes the analysis of the allowance for credit losses supported a reserve of $39,669 at December 31, 2024. The Company provides for credit losses through regular provisions to the allowance for credit losses as necessary. The amount of the provision is affected by loan charge-offs, recoveries and changes in specific and general allocations required for the allowance for credit losses. A number of factors impact the provisions for credit losses, such as the level of higher risk loans in the portfolio, changes in practices related to loans, changes in collateral values and other factors. We continue to actively manage this process and have provided to maintain the reserve at a level that assures adequate coverage ratios.

Provisions for credit losses totaled $5,364 in 2024, $4,435 in 2023 and $1,752 in 2022. The Company's provision for credit losses increased $929 during 2024, as compared to 2023, primarily to support organic loan growth in the portfolio.

Efforts are continually made to analyze each segment of the loan portfolio and quantify risk to assure that reserves are appropriate for each segment and the overall portfolio. Management specifically evaluates loans that are indivdually evaluated, which includes restructured loans, to estimate potential loss. This analysis includes a review of the loss migration calculation for all loan categories as well as fluctuations and trends in various risk factors that have occurred within the portfolios' economic life cycle. The analysis also includes assessment of qualitative factors such as credit trends, unemployment trends, vacancy trends and loan growth. The composition and overall level of the loan portfolio and charge-off activity are also factors used to determine the amount of the allowance for credit losses.

Management analyzes each individually evaluated commercial and commercial real estate loan relationship with a balance of $350 or larger, on an individual basis and when it is in nonaccrual status or when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Loans held for sale are excluded from consideration as individually evaluated. Loans are generally moved to nonaccrual status when 90 days or more past due. Individually evaluated loans or portions thereof are charged-off when deemed uncollectible.

Noninterest Income

Noninterest income increased $585, or 1.6%, to $37,748 for the year ended December 31, 2024, from $37,163 for the comparable 2023 period. The increase was primarily due to increases in net gain on sale of loans and leases of $1,530, lease revenue and residual income of $1,316, bank owned life insurance of $1,093 and wealth management fees of $752, which were partially offset by decreases in service charges of $1,092 and the discontinuation of the tax refund processing center.

Net gain on sale of loans and leases increased by $1,530 for 2024, primarily as a result of an increase in volume of loans sold. During the twelve-months ended December 31, 2024, 530 loans were sold, totaling $123,670. During the twelve-months ended December 31, 2023, 349 loans were sold, totaling $103,036. Lease revenue and residual income increased due to higher income from leasing operations at CLF. Bank owned life insurance increased by $1,093, primarily due to the receipt of death benefits on life insurance policies on two former employees in the amount of $699. Service charges decreased by $1,092 as the Company eliminated its representment fee and reduced overdraft charges.

Noninterest Expense

Noninterest expense increased $4,909, or 4.6%, to $112,520 for the year ended December 31, 2024, from $107,611 for the comparable 2023 period. The increase was primarily due to increases in compensation expense of $3,530, FDIC assessments of $994, professional services of $827 and software expense of $777, partially offset by decreases in equipment expense of $1,532.

The increase in compensation expense was due to increased payroll and payroll taxes, both related to merit increases, and an increase in employee insurance. The average full time equivalent ("FTE") employees was 531 at December 31, 2024, relatively flat from 2023. Software expense increased due to a general increase in legacy software maintenance contracts as well as new software contracts aimed at improving our ability to detect, deter, and mitigate fraud and fraud related losses. The increase in FDIC assessments was attributable to higher assessment multipliers charged to Civista. The increase in professional services was mainly due to utilizing consultants as we transitioned in our new finance team due to several tenured employee departures in 2024. The decrease in equipment expense was related to operating lease contracts, as our CLF division continues to originate fewer operating leases coupled with purchasing residual value insurance on those operating leases with a goal of eventually eliminating depreciation expense related to operating leases.

Income Tax Expense

Income tax expense was $4,891 in 2024 compared to $7,649 in 2023. Income tax expense as a percentage of pre-tax income was 13.4% in 2024 compared to 15.1% in 2023. A lower federal effective tax rate than the statutory rate of 21% in 2024 and 2023 is primarily due to tax-exempt interest income from state and municipal investments, municipal loans, income from BOLI and low income housing tax credits.

Comparison of Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 and year-to-year comparisons between 2023 and 2022, which are not included in this Annual Report on Form 10-K, can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and are incorporated by reference herein.

<p style="text-align:center">Changes in Interest Income and Interest Expense
Resulting from Changes in Volume and Changes in Rate</p>

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rate (Amounts in thousands):

	Increase (decrease) due to:		
	Volume (1)	Rate (1)	Net
2024 compared to 2023			
Interest income:			
Loans	$ 15,926	$ 6,897	$ 22,823
Taxable securities	(308)	1,229	921
Nontaxable securities	40	151	191
Interest-bearing deposits in other banks	(45)	71	26
Total interest income	$ 15,613	$ 8,348	$ 23,961
Interest expense:			
Savings and interest-bearing demand accounts	$ 413	$ 13,751	$ 14,164
Certificates of deposit	17,450	432	17,882
Short-term Federal Home Loan Bank advances	3,258	700	3,958
Long-term Federal Home Loan Bank advances	(23)	(1)	(24)
Securities sold under repurchase agreements	(4)	—	(4)
Federal funds purchased	(5)	(1)	(6)
Other borrowings	(5,033)	1,728	(3,305)
Subordinated debentures	7	75	82
Total interest expense	$ 16,063	$ 16,684	$ 32,747
Net interest income	$ (450)	$ (8,336)	$ (8,786)
2023 compared to 2022			
Interest income:			
Loans	$ 22,820	$ 29,882	$ 52,702
Taxable securities	1,106	1,489	2,595
Nontaxable securities	896	527	1,423
Interest-bearing deposits in other banks	(1,651)	1,510	(141)
Total interest income	$ 23,171	$ 33,408	$ 56,579
Interest expense:			
Savings and interest-bearing demand accounts	$ (70)	$ 6,317	$ 6,247
Certificates of deposit	6,014	17,654	23,668
Short-term Federal Home Loan Bank advances	10,767	1,160	11,927
Long-term Federal Home Loan Bank advances	(710)	266	(444)
Securities sold under repurchase agreements	(6)	(1)	(7)
Federal funds purchased	—	—	—
Other borrowings	5	1,063	1,068
Subordinated debentures	(978)	(194)	(1,172)
Total interest expense	$ 15,022	$ 26,265	$ 41,287
Net interest income	$ 8,149	$ 7,143	$ 15,292

(1) The change in interest income and interest expense due to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential

The following table sets forth, for the years ended December 31, 2024, 2023 and 2022, the distribution of assets, including interest amounts and average rates of major categories of interest-earning assets and noninterest-earning assets (Amounts in thousands):

| | 2024 | | | 2023 | | | 2022 | | |
	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate
Assets									
Interest-earning assets:									
Loans (1)(2)(3)(5)	$ 2,984,912	$ 183,578	6.15%	$ 2,722,797	$ 160,755	5.90%	$ 2,286,928	$ 108,053	4.72%
Taxable securities (4)	357,255	12,639	3.18%	363,972	11,718	2.88%	341,600	9,123	2.49%
Non-taxable securities (4)(5)	291,833	9,473	3.85%	282,678	9,282	3.79%	263,981	7,859	3.56%
Interest-bearing deposits in other banks	20,580	1,005	4.87%	21,551	979	4.54%	146,849	1,120	0.76%
Total interest earning assets	3,654,580	206,695	5.62%	3,390,998	182,734	5.35%	3,039,358	126,155	4.16%
Noninterest-earning assets:									
Cash and due from financial institutions	34,494			39,219			84,777		
Premises and equipment, net	52,230			58,456			34,577		
Accrued interest receivable	13,349			11,499			8,650		
Intangible assets	134,273			133,626			96,492		
Other assets	57,879			63,152			50,765		
Bank owned life insurance	62,349			54,211			50,076		
Less allowance for credit losses	(39,498)			(33,814)			(27,721)		
Total	$ 3,969,656			$ 3,717,347			$ 3,336,974		

(1) For purposes of these computations, the daily average loan amounts outstanding are net of unearned income and include loans held for sale.

(2) Included in loan interest income are loan fees of $2,952 in 2024, $2,960 in 2023 and $2,024 in 2022.

(3) Non-accrual loans are included in loan totals and do not have a material impact on the analysis presented.

(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(5) Yield/Rate is calculated using the tax-equivalent adjustment of 21% for 2024, 2023 and 2022.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential (Continued)

The following table sets forth, for the years ended December 31, 2024, 2023 and 2022, the distribution of liabilities, including interest amounts and average rates of major categories of interest-bearing liabilities and shareholders' equity (Amounts in thousands):

	2024			2023			2022		
Liabilities and Shareholders' Equity	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**	**Average balance**	**Interest**	**Yield/ rate**
Interest-bearing liabilities:									
Savings and interest-bearing demand accounts	$ 1,426,288	$ 21,853	1.53%	$ 1,356,789	$ 7,689	0.57%	$ 1,423,134	$ 1,442	0.01%
Time deposits	959,276	43,948	4.58%	578,243	26,066	4.51%	253,399	2,398	0.95%
Short-term Federal Home Loan Bank advances	341,692	18,451	5.39%	280,887	14,493	5.16%	66,875	2,566	3.84%
Long-term Federal Home Loan Bank advances	1,892	42	2.22%	2,909	66	2.27%	45,325	510	1.13%
Other borrowings	8,076	753	9.32%	74,025	4,058	5.48%	91,848	5,243	5.70%
Securities sold under repurchase agreements	—	—	—	8,685	4	0.05%	22,293	11	0.05%
Federal funds purchased	137	7	5.11%	244	13	5.33%	137	6	4.38%
Subordinated debentures	104,017	4,931	4.74%	103,873	4,849	4.67%	103,741	3,781	3.64%
Total interest-bearing liabilities	2,841,378	89,985	3.17%	2,405,655	57,238	2.38%	2,006,752	15,957	0.79%
Noninterest-bearing liabilities:									
Demand deposits	701,397			917,005			937,890		
Other liabilities	49,522			50,963			76,189		
	750,919			967,968			1,014,079		
Shareholders' equity	377,359			343,724			316,143		
Total	$ 3,969,656			$ 3,717,347			$ 3,336,974		
Net interest income and interest rate spread (1)		$ 116,710	2.45%		$ 125,496	2.97%		$ 110,198	3.37%
Net interest margin (2)			3.21%			3.70%			3.65%

(1) Interest rate spread is calculated by subtracting the rate on average interest-bearing liabilities from the yield on average interest-earning assets.

(2) Net interest margin is calculated by dividing tax-equivalent adjusted net interest income by average interest-earning assets.

Liquidity and Capital Resources

Civista maintains a conservative liquidity position. All securities, with the exception of equity securities, are classified as available for sale. At December 31, 2024, securities with maturities of one year or less totaled $3,227, or 0.5% of the total securities portfolio. The available for sale portfolio helps to provide Civista with the ability to meet its funding needs. The Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements detail the Company's cash flows from operating activities resulting from net earnings.

Net cash provided by operating activities was $48,246, $62,698 and $25,183 for 2024, 2023 and 2022, respectively. The primary additions to cash from operating activities are from net income, adjusted for amortization of intangible assets, amortization of securities net of accretion, the provision for credit losses, depreciation and proceeds from sale of loans. The primary use of cash from operating activities is from loans originated for sale. Net cash used for investing activities was $258,801, $311,784 and $410,364 in 2024, 2023 and 2022, respectively, principally reflecting our loan and investment security activities. Deposits, borrowings, and cash dividends paid to shareholders' comprised most of our financing activities, which resulted in net cash provided of $213,304, $266,131 and $164,303 in 2024, 2023 and 2022, respectively.

Future loan demand of Civista can be funded by increases in deposit accounts, proceeds from payments on existing loans, the maturity of securities and the sale of securities classified as available for sale. Additional sources of funds may also come from borrowing in the Federal Funds market and/or borrowing from the FHLB. As of December 31, 2024, Civista had total credit availability with the FHLB of $839,034, of which $370,133 was available.

On a separate entity basis, CBI's primary source of funds is dividends paid by its subsidiaries, primarily by Civista. Generally, subject to applicable minimum capital requirements, Civista may declare and pay a dividend without the approval of the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank") and the ODFI, provided the total dividends in a calendar year do not exceed the total of its profits for that year combined with its retained profits for the two preceding years. At December 31, 2024, Civista was able to pay approximately $51,007 of dividends to CBI without obtaining regulatory approval. During 2024, Civista paid dividends totaling $20,300 to CBI. This represented approximately 57 percent of Civista's earnings for the year.

The Company manages its liquidity and capital through quarterly Asset/Liability Management Committee ("ALCO") meetings. The ALCO discusses issues like those in the above paragraphs as well as others that may affect the future liquidity and capital position of the Company. The ALCO also examines interest rate risk and the effect that changes in rates will have on the Company. For more information about interest rate risk, please refer to "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" section below.

Capital Adequacy

Shareholders' equity totaled $388,502 at December 31, 2024 compared to $372,002 at December 31, 2023. The increase in shareholders' equity resulted primarily from net income of $31,683, which was partially offset by dividends on common shares of $10,063 and a decrease in the fair value of securities available for sale, net of tax, of $5,827.

During the first quarter of 2015, the Company adopted the new BASEL III regulatory capital framework as approved by the federal banking agencies. In addition to the other required capital ratios, the BASEL III rules also require the Company to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1") capital to risk-weighted assets (as these terms are defined in the BASEL III rules). Under the BASEL III rules, the Company elected to opt-out of including accumulated other comprehensive income in regulatory capital.

Common equity for the CET1 risk-based capital ratio includes common stock (plus related surplus) and retained earnings, plus limited amounts of minority interests in the form of common stock, less the majority of certain regulatory deductions.

Tier 1 capital includes common equity as defined for the CET1 risk-based capital ratio, plus certain non-cumulative preferred stock and related surplus, cumulative preferred stock and related surplus and trust preferred securities that have been grandfathered (but which are not permitted going forward), and limited amounts of minority interests in the form of additional Tier 1 capital instruments, less certain deductions.

Tier 2 capital, which can be included in the total capital ratio, includes certain capital instruments (such as subordinated debt) and limited amounts of the allowance for credit losses, subject to certain eligibility criteria, less applicable deductions.

The deductions from CET1 capital include goodwill and other intangibles, certain deferred tax assets, mortgage-servicing assets above certain levels, gains on sale in connection with a securitization, investments in a banking organization's own capital instruments and investments in the capital of unconsolidated financial institutions (above certain levels).

Under applicable regulatory guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The BASEL III regulatory capital rules and regulations also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the company does not hold a capital conservation buffer of at least 2.5 percent composed of CET1 capital above its minimum risk-based capital requirements, or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter.

Effects of Inflation

The Company's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. However, no clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Company's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. As part of the asset/liability management process, management reviews and monitors information and projections on inflation as published by the Federal Reserve Board and other sources. This information speaks to inflation as determined by its impact on consumer prices and also the correlation of inflation and interest rates. This information is but one component in an asset/liability management process designed to limit the impact of inflation on the Company. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

Fair Value of Financial Instruments

The Company has disclosed the fair value of its financial instruments at December 31, 2024 and 2023 in Note 17 to the Consolidated Financial Statements. The fair value of loans at December 31, 2024 was 96.0% of the carrying value compared to 94.9% at December 31, 2023. The fair value of time deposits at December 31, 2024 was 100.4% of the carrying value compared to 99.8% at December 31, 2023. Changes in fair value were primarily due to changes in the discount values used to measure fair value.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest-rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure.

Interest-rate risk is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value. However, excessive levels of interest-rate risk can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest-rate risk at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest-rate risk and the organization's quantitative level of exposure. When assessing the interest-rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest-rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

The Federal Reserve Board, together with the OCC and FDIC, adopted a Joint Agency Policy Statement on interest-rate risk, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest-rate risk, which will form the basis for ongoing evaluation of the adequacy of interest-rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest-rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk-management process that effectively identifies, measures, and controls interest-rate risk. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will have either lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

Several techniques may be used by an institution to minimize interest-rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of the Company's asset/liability gap, that is, the difference between the cash flow amounts of interest sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell.

If, alternatively, more liabilities than assets will reprice, the institution is in a liability sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.

Several ways an institution can manage interest-rate risk include selling existing assets or repaying certain liabilities and matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or securities. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. The Company does not have significant derivative financial instruments and does not intend to purchase a significant amount of such instruments in the near future. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short term or due on demand, while most of its assets may be invested in long term loans or securities. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings may be used as important sources of liquidity for the Company.

The following table provides information about the Company's financial instruments that were sensitive to changes in interest rates as of December 31, 2024 and 2023, based on certain prepayment and account decay assumptions that management believes are reasonable. Although the Company had derivative financial instruments as of December 31, 2024 and 2023, the changes in fair value of the assets and liabilities of the underlying contracts offset each other. For more information about derivative financial instruments, see Note 22 to the Consolidated Financial Statements. Expected maturity date values for interest-bearing core deposits were calculated based on estimates of the period over which the deposits would be outstanding. The Company's borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

Net Portfolio Value

Change in Rates	December 31, 2024			December 31, 2023		
	Dollar Amount	Dollar Change	Percent Change	Dollar Amount	Dollar Change	Percent Change
+400bp	$ 649,236	$ 46,009	7.63%	$ 592,847	$ (14,886)	-2.45%
+300bp	640,723	37,496	6.22%	598,468	(9,265)	-1.52%
+200bp	630,945	27,718	4.59%	603,656	(4,077)	-0.67%
+100bp	620,021	16,794	2.78%	608,399	666	0.11%
Base	603,227	—	0.00%	607,733	—	0.00%
-100bp	584,528	(18,699)	-3.10%	605,047	(2,686)	-0.44%
-200bp	556,163	(47,064)	-7.80%	591,305	(16,428)	-2.70%
-300bp	530,688	(72,539)	-12.03%	583,229	(24,504)	-4.03%
-400bp	593,087	(10,140)	-1.68%	653,870	46,137	7.59%

The change in net portfolio value from December 31, 2023 to December 31, 2024, can be attributed to a couple of factors. The yield curve has steepened since the end of 2023. Additionally, both the volume and mix of assets and funding sources has changed. The volume of loans has increased, and the asset mix remains centered on loans. The volume of certificates of deposit has increased and both non-maturing deposits and borrowed money have increased. The volume and mix shifts from the end of the year contributed to an increase in the base net portfolio value. Beyond the change in the base level of net portfolio value, projected movements in rates, up or down, would also lead to changes in market values. A 400 basis point change in the rates up scenario would lead to a slightly larger decrease in the market value of liabilities than assets. Accordingly, we see an increase in the net portfolio value. A 400 basis points change in the rates down scenario would lead to a larger increase in the market value of liabilities than in assets, leading to a decrease in the net portfolio value.

Critical Accounting Policies

Allowance for Credit losses: The allowance for credit losses is regularly reviewed by management to determine that the amount is considered adequate to absorb probable losses in the loan portfolio. If not, an additional provision is made to increase the allowance. This evaluation includes specific loss estimates on certain individually evaluated loans, the pooling of commercial credits risk graded as special mention and substandard that are not individually analyzed, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other items.

Those judgments and assumptions that are most critical to the application of this accounting policy are assessing the initial and on-going credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the enforceability of third-party guarantees, the frequency and subjectivity of loan reviews and risk ratings, emerging or changing trends that might not be fully captured in the historical loss experience, and charges against the allowance for actual losses that are greater than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors, including the breadth and depth of experience of lending officers, credit administration and the corporate loan review staff that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower and changes in the value and availability of the underlying collateral and guarantees.

Note 1 and Note 5 to the Consolidated Financial Statements provide additional information regarding the Allowance for Credit losses.

Goodwill: The Company accounts for business combinations using the acquisition method of accounting. Accordingly, the identifiable assets acquired and the liabilities assumed are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value recorded as goodwill. The Company performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The evaluation for impairment involves comparing the current estimated fair value of the Company to its carrying value. If the current estimated fair value exceeds the carrying value, no additional testing is required and an impairment loss is not recorded. If the estimated fair value is less than the carrying value, further valuation procedures are performed that could result in impairment of goodwill being recorded. Management estimated the fair value of the Reporting Unit as of the measurement date utilizing four valuation approaches: the comparable transactions approach, the control premium approach, the public market peers control premium approach and the discounted cash flow approach. These approaches were all considered in reaching a conclusion on fair value. The estimated fair value of the Reporting Unit was then compared to the current carrying value to determine if impairment had occurred. It is our opinion that, as of the November 30, 2024 measurement date, the aggregate fair value of the Reporting Unit exceeds the carrying value of the Reporting Unit. Therefore management concluded that goodwill was not impaired and made no adjustment in 2024.

Income Taxes: Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Management analyzes material tax positions taken in any income tax return for any tax jurisdiction and determines the likelihood of the positions being sustained in a tax examination. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Available for Sale ("AFS") Debt Securities: For AFS securities in an unrealized loss position, management assesses whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Pension Benefits: Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 15 of the "Notes to Consolidated Financial Statements."

Derivative Financial Instruments: In the ordinary course of business, the Company enters into derivative financial instruments in connection with its asset/liability management activities and to accommodate the needs of its customers. Derivative financial instruments are stated at fair value on the Consolidated Statement of Conditions with changes in fair value reposted in current earnings.

Management's Report on Internal Control over Financial Reporting

We, as management of Civista Bancshares, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2024, in relation to criteria for effective internal control over financial reporting as described in "2013 Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2024, its system of internal control over financial reporting is effective and meets the criteria of the "2013 Internal Control – Integrated Framework". Plante & Moran, PLLC, independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations. Management has assessed compliance by the Company with the designated laws and regulations relating to safety and soundness. Based on the assessment, management believes that the Company complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2024.

Dennis G. Shaffer
President and Chief Executive Officer

Ian Whinnem
Senior Vice President, Chief Financial Officer

Sandusky, Ohio
March 10, 2025

To the Shareholders and Board of Directors
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Civista Bancshares, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 10, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters.

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Collectively Evaluated Loans - Refer to Notes 1 and 5 o the Consolidated Financial Statements

Critical Audit Matter Description

As described in Notes 1 and 5 to the consolidated financial statements, management's estimate of the allowance for credit losses ("ACL"), includes a reserve on collectively evaluated loans. The reserve on collectively evaluated loans is calculated using a discounted cash flow method for all loan segments to estimate expected losses. Cash flow projections are generated at the instrument level with probability of default and loss given default based on the historical loss experience of a selected peer group over a defined lookback period and the correlation of that loss experience to selected economic variables over a reasonable and supportable forecast period and further adjusted for qualitative factors to address the impact of internal and external information both specific to the institution and the environment that are not already captured in the quantitative calculation. Significant assumptions in management's estimate of the reserve on collectively evaluated loans include (i) peer group selection. (ii) the lookback period, (iii) selection of loss drivers, and (iv) qualitative factor adjustments.

Significant judgment was required by management in the selection and application of subjective assumptions. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimate of the ACL included, but were not limited to, the following:

- We tested the design and operating effectiveness of management's controls over the determination of the current quantitative assumptions and qualitative factor adjustments.

- We tested management's process for determining reserves on collectively evaluated loan including:

  o Evaluation of the appropriateness of management's methodology.

  o Testing of completeness and accuracy of data utilized by management.

  o Evaluation of the relevance and reliability of information used by management in the development of the estimate.

  o Evaluation of the reasonableness of significant assumptions used in the estimate, including consideration of whether the adjustments applied were reasonable given portfolio composition; relevant external factors, including economic conditions; and consideration of historical or recent experience and conditions and events affecting the Company.

Plante & Moran, PLLC

We have served as the Company's auditor since 2024.

Auburn Hills, Michigan
March 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of December 31, 2024 of Civista Bancshares, Inc. (the "Company"), based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the COSO framework.

We also have audited the accompanying consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"), in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Our report dated March 10, 2025, expresses an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Civista Bancshares, Inc.'s management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Plante & Moran, PLLC

We have served as the Company's auditor since 2024.

Auburn Hills, Michigan
March 10, 2025

To the Shareholders, Board of Directors, and Audit Committee
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and Note 26 due to the adoption of Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, the accompanying consolidated balance sheets of Civista Bancshares, Inc. (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and 26, referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two- year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Notes 1 and 26 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Plante & Moran PLLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for the allowance for credit losses as of January 1, 2023 due to the adoption of Accounting Standards Update No. 2016-13, which established Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We served as the Company's auditor from 2021 to 2024.

Cincinnati, Ohio
March 14, 2024

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CIVISTA BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Amounts in thousands, except share data)

	2024	2023
ASSETS		
Cash and due from financial institutions	$ 63,155	$ 60,406
Cash and cash equivalents	63,155	60,406
Investments in time deposits	1,450	1,225
Securities available for sale	648,067	618,272
Equity securities	2,421	2,169
Loans held for sale	665	1,725
Loans, net of allowance of $39,669 and $37,160	3,041,561	2,824,568
Other securities	30,352	29,998
Premises and equipment, net	47,166	56,769
Accrued interest receivable	13,453	12,819
Goodwill	125,520	125,520
Other intangible assets	7,883	9,508
Bank owned life insurance	62,783	61,335
Swap assets	5,308	12,481
Deferred taxes	21,681	18,357
Other assets	27,004	26,266
Total assets	$ 4,098,469	$ 3,861,418
LIABILITIES		
Deposits		
Noninterest-bearing	$ 695,094	$ 771,699
Interest-bearing	2,516,776	2,213,329
Total deposits	3,211,870	2,985,028
Short-term Federal Home Loan Bank advances	339,000	338,000
Long-term Federal Home Loan Bank advances	1,501	2,392
Subordinated debentures, net	104,089	103,943
Other borrowings	6,293	9,859
Swap liabilities	11,638	12,481
Accrued expenses and other liabilities	35,576	37,713
Total liabilities	3,709,967	3,489,416
SHAREHOLDERS' EQUITY		
Common stock, no par value, 40,000,000 shares authorized, 19,340,021 shares issued at December 31, 2024 and 19,288,674 shares issued at December 31, 2023	312,037	311,166
Accumulated earnings	205,408	183,788
Treasury stock, 3,852,354 common shares at December 31, 2024 and 3,593,250 common shares at December 31, 2023, at cost	(75,586)	(75,422)
Accumulated other comprehensive loss	(53,357)	(47,530)
Total shareholders' equity	388,502	372,002
Total liabilities and shareholders' equity	$ 4,098,469	$ 3,861,418

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2024, 2023 and 2022
(Amounts in thousands, except per share data)

	2024	2023	2022
Interest and dividend income			
Loans, including fees	$ 183,578	$ 160,755	$ 108,053
Taxable securities	12,639	11,718	9,123
Tax-exempt securities	9,473	9,282	7,859
Federal funds sold and other	1,005	979	1,120
Total interest and dividend income	206,695	182,734	126,155
Interest expense			
Deposits	65,801	33,755	3,840
Federal Home Loan Bank advances	18,493	14,559	3,076
Subordinated debentures	4,931	4,849	3,781
Securities sold under agreements to repurchase and other	760	4,075	5,254
Total interest expense	89,985	57,238	15,951
Net interest income	116,710	125,496	110,204
Provision for credit losses	5,364	4,435	1,752
Net interest income after provision for credit losses	111,346	121,061	108,452
Noninterest income			
Service charges	6,114	7,206	7,074
Net gain on sale of securities	33	0	10
Net gain (loss) on equity securities	252	(21)	118
Net gain on sale of loans and leases	4,438	2,908	3,397
ATM/Interchange fees	5,841	5,880	5,499
Wealth management fees	5,519	4,767	4,902
Lease revenue & residual income	8,911	7,595	2,310
Bank owned life insurance	2,205	1,112	984
Tax refund processing fees	—	2,375	2,375
Swap fees	232	673	247
Other	4,203	4,668	2,160
Total noninterest income	37,748	37,163	29,076
Noninterest expense			
Compensation expense	61,821	58,291	51,061
Net occupancy expense	5,097	5,395	4,701
Equipment expense	9,553	11,085	5,070
Contracted data processing	2,248	2,242	2,788
FDIC Assessment	2,631	1,637	797
State franchise tax	2,052	2,026	1,975
Professional services	5,779	4,952	5,388
Amortization of core deposit intangibles	1,484	1,579	1,296
ATM/Interchange expense	2,544	2,420	2,248
Marketing expense	2,088	1,352	1,513
Software maintenance expenses	4,944	4,167	3,433
Other operating expenses	12,279	12,465	10,223
Total noninterest expense	112,520	107,611	90,493
Income before income taxes	36,574	50,613	47,035
Income taxes	4,891	7,649	7,608
Net income	31,683	42,964	39,427
Net income available to common shareholders	$ 31,683	$ 42,964	$ 39,427
Earnings per common share, basic	$ 2.01	$ 2.73	$ 2.60
Earnings per common share, diluted	$ 2.01	$ 2.73	$ 2.60

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2024, 2023 and 2022
(Amounts in thousands)

	2024	2023	2022
Net income	$ 31,683	$ 42,964	$ 39,427
Other comprehensive income (loss):			
Unrealized holding gains (loss) on available for sale securities	(7,338)	12,330	(85,517)
Tax effect	1,537	(2,583)	18,079
Reclassification of gains recognized in net income	(33)	—	(10)
Tax effect	7	—	2
Pension liability adjustment	—	972	736
Tax effect	—	(204)	(155)
Reclassification of actuarial gain recognized in net income	—	—	—
Tax effect	—	—	—
Total other comprehensive income (loss)	(5,827)	10,515	(66,865)
Comprehensive income (loss)	$ 25,856	$ 53,479	$ (27,438)

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2024, 2023 and 2022
(Amounts in thousands, except share data)

	Common Shares		Accumulated Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2021	14,954,200	$ 277,741	$ 125,558	$ (56,907)	$ 8,820	$ 355,212
Net income	—	—	39,427	—	—	39,427
Other comprehensive income	—	—	—	—	(66,865)	(66,865)
Stock-based compensation	36,461	819	—	—	—	819
Common share dividends ($0.56 per share)	—	—	(8,493)	—	—	(8,493)
Stock issued for acquisition of Comunibanc Corp.	984,723	21,122	—	—	—	21,122
Stock issued for acquisition of Vision Financial Group, Inc.	500,293	10,500	—	—	—	10,500
Repurchase of common stock	(747,443)	—	—	(16,887)	—	(16,887)
Balance, December 31, 2022	15,728,234	$ 310,182	$ 156,492	$ (73,794)	$ (58,045)	$ 334,835
Cumulative-effect adjustment for adoption of ASC 326	—	—	(6,069)	—	—	(6,069)
Balance January 1, 2023	15,728,234	$ 310,182	$ 150,423	$ (73,794)	$ (58,045)	$ 328,766
Net income	—	—	42,964	—	—	42,964
Other comprehensive income	—	—	—	—	10,515	10,515
Stock-based compensation	57,613	984	—	—	—	984
Common share dividends ($0.61 per share)	—	—	(9,599)	—	—	(9,599)
Repurchase of common stock	(90,423)	—	—	(1,628)	—	(1,628)
Balance, December 31, 2023	15,695,424	$ 311,166	$ 183,788	$ (75,422)	$ (47,530)	$ 372,002
Net income	—	—	31,683	—	—	31,683
Other comprehensive income	—	—	—	—	(5,827)	(5,827)
Stock-based compensation	51,347	871	—	—	—	871
Common share dividends ($0.64 per share)	—	—	(10,063)	—	—	(10,063)
Forfeited contingent consideration	(250,148)	—	—	—	—	—
Repurchase of common stock	(8,956)	—	—	(164)	—	(164)
Balance, December 31, 2024	15,487,667	$ 312,037	$ 205,408	$ (75,586)	$ (53,357)	$ 388,502

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022
(Amounts in thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 31,683	$ 42,964	$ 39,427
Adjustments to reconcile net income to net cash from operating activities			
Time deposits amortization	—	7	8
Security amortization, net	962	468	1,607
Depreciation	9,545	10,760	4,456
Amortization of core deposit intangible	1,484	1,579	1,296
Accretion of net deferred loan fees and purchase discounts	(1,166)	(1,299)	(2,859)
Loss (gain) on sale of fixed assets	5	(82)	—
Net gain on sale of OREO properties	(255)	—	—
Net gain on sale of securities	(33)	—	(10)
Net (gain) loss on equity securities	(252)	21	(118)
Provision for credit losses	5,364	4,435	1,752
Loans and leases originated for sale	(161,094)	(101,170)	(126,507)
Proceeds from sale of loans and leases	166,592	103,036	131,193
Net gain on sale of loans and leases	(4,438)	(2,908)	(3,397)
Increase in cash surrender value of bank owned life insurance	(2,205)	(1,112)	(984)
Share-based compensation	871	984	819
Deferred taxes	(1,853)	(675)	483
Change in:			
Accrued interest payable	(7)	8,858	302
Accrued interest receivable	(634)	(1,641)	(2,049)
Cash collateral posted by derivative counterparties	6,330	—	—
Other, net	(2,653)	(1,527)	(20,236)
Net cash provided by operating activities	48,246	62,698	25,183
Cash flows used for investing activities:			
Investments in time securities			
Maturities	490	245	1,312
Purchases	(715)	—	(245)
Securities available for sale			
Maturities, prepayments and calls	31,235	23,138	49,276
Sales	2,994	—	57,332
Purchases	(72,324)	(14,146)	(128,860)
Purchases of other securities	(14,179)	(32,311)	(16,646)
Redemption of other securities	13,825	35,898	1,625
Purchase of equity securities	—	—	(1,000)
Purchases of bank owned life insurance	(1,315)	(7,000)	—
Proceeds from bank owned life insurance	2,072	320	—
Net change in loans	(221,253)	(314,499)	(315,190)
Proceeds from sale of OREO properties	316	—	—
Acquisitions, net of cash	—	—	(51,643)
Premises and equipment purchases	(4,186)	(3,429)	(6,508)
Disposal of premises and equipment	4,239	—	183
Net cash used in investing activities	(258,801)	(311,784)	(410,364)

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands)

	2024	2023	2022
Cash flows from financing activities:			
Increase (decrease) in deposits	226,842	365,044	(67,911)
Net change in short-term FHLB advances	1,000	(1,186)	393,700
Repayment of long-term FHLB advances	(891)	(55,700)	(93,128)
Change in other borrowings	(3,420)	(5,657)	(42,626)
Increase (decrease) in securities sold under repurchase agreements	—	(25,143)	(352)
Repurchase of common stock	(164)	(1,628)	(16,887)
Cash dividends paid	(10,063)	(9,599)	(8,493)
Net cash provided by financing activities	213,304	266,131	164,303
Increase (decrease) in cash and due from financial institutions	2,749	17,045	(220,878)
Cash and cash equivalents at beginning of year	60,406	43,361	264,239
Cash and cash equivalents at end of year	$ 63,155	$ 60,406	$ 43,361
Supplemental disclosures of cash flow information:			
Interest paid	$ 89,992	$ 48,380	$ 10,696
Income taxes paid	4,886	9,510	3,145
Transfer of loans from portfolio to other real estate owned	61	—	—
Securities purchased not settled	500	—	1,338

The Company purchased all of the capital stock of Comunibanc Corp. for $46,090 on July 1, 2022. In conjunction with the acquisition, liabilities were assumed as follows:			
Fair value of assets acquired			$ 340,649
Less: common stock issued			21,122
Less: cash paid for the capital			24,968
Liabilities assumed			$ 294,559

The Company purchased all of the capital stock of Vision Financial Group for $46,544 on October 1, 2022. In conjunction with the acquisition, liabilities were assumed as follows:			
Fair value of assets acquired			$ 126,852
Less: common stock issued			10,500
Less: cash paid for the capital			36,044
Liabilities assumed			$ 80,308

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the accounting policies adopted by Civista Bancshares, Inc., which have a significant effect on the Consolidated Financial Statements.

Nature of Operations and Principles of Consolidation: The Consolidated Financial Statements include the accounts of Civista Bancshares, Inc. ("CBI") and its wholly-owned direct and indirect subsidiaries: Civista Bank ("Civista"), First Citizens Insurance Agency, Inc. ("FCIA"), Water Street Properties, Inc. ("WSP"), CIVB Risk Management, Inc. ("CRMI"), and First Citizens Investments, Inc. ("FCI"). The above companies together are sometimes referred to as the "Company". Intercompany balances and transactions are eliminated in consolidation.

Civista provides financial services through its offices in the Ohio counties of Erie, Crawford, Champaign, Cuyahoga, Franklin, Logan, Summit, Huron, Ottawa, Madison, Montgomery, Henry, Wood and Richland, in the Indiana counties of Dearborn and Ripley and in the Kentucky county of Kenton. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, our customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Civista Leasing and Finance ("CLF"), formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

FCIA was formed to allow the Company to participate in commission revenue generated through its third party insurance agreement. Insurance commission revenue was less than 1% of total revenue for each of the years ended December 31, 2024, 2023 and 2022. WSP was formed to hold repossessed assets of CBI's subsidiaries. WSP revenue was less than 1% of total revenue for each of the years ended December 31, 2024, 2023 and 2022. CRMI was formed in 2017 to provide property and casualty insurance coverage to CBI and its subsidiaries for which insurance may not be currently available or economically feasible in the insurance marketplace. CRMI revenue was less than 1% of total revenue for each of the years ended December 31, 2024, 2023 and 2022. FCI is wholly-owned by Civista and holds and manages its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses, determination of goodwill impairment, and fair value measurements of financial instruments are considered material estimates that are particularly susceptible to significant change in the near term.

Cash Flows: Cash and cash equivalents include cash on hand and demand deposits with financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, federal funds purchased, short-term borrowings and repurchase agreements. The Company routinely maintains balances that exceed FDIC insured limits but believes the risk of loss is very low with respect to such deposits.

Investments in time deposits: Investments in time deposits include certificates of deposit held in other financial institutions that mature over the next two years and are carried at cost.

Securities available for sale: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

(Amounts in thousands, except share data)

Interest income includes amortization of purchase premium and accretion of discount. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized into income to the earlier of the call date or estimated life of the related security using the level yield method without anticipated prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses on sales of securities, which are reported in net gain on sale of securities on the Consolidated Statements of Operations, are recognized on the trade date and determined using the specific identification method.

Equity securities: Equity securities are held at fair value. Holding gains and losses are recorded as noninterest income and reported in net gain (loss) on equity securities in the Consolidated Statements of Operations. Dividends are recognized as income when earned.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market and loans that management no longer intends to hold for the foreseeable future, are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related mortgage loan sold, which is reduced by the cost allocated to the servicing right.

Loans and leases: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of premium and discounts associated with acquisition date fair values on acquired loans, deferred loan fees and costs, any direct principal charge-offs, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Interest income on consumer loans is discontinued when management determines future collection is unlikely. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual, is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Company provides financing leases for the purchase of business equipment. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values, are recorded as lease receivables within loans in the consolidated financial statements. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Allowance for Credit Losses: On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")*. ASU 2016-13 introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. ASU 2016-13 amends guidance on reporting credit losses for financial assets held at amortized cost basis and available for sale debt securities. ASU 2016-13 eliminates the probable initial recognition threshold previously required under GAAP and instead, requires an entity to reflect its current estimate of all expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the reserve for credit losses. In addition, entities need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

(Amounts in thousands, except share data)

The Company adopted Accounting Standards Certification ("ASC") 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the periods beginning after January 1, 2023 are presented under Accounting Standards Codification (“ASC”) 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company adopted ASC 326 using the prospective transition approach for purchased credit deteriorated ("PCD") financial assets that were previously classified as purchased credit impaired ("PCI") and accounted for under ASC 310-30. In accordance with ASC 326, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2023, the amortized cost basis of the PCD assets was adjusted to reflect the addition of $1,668 to the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2023. The adoption of CECL resulted in an increase to our total allowance for credit losses (“ACL”) on loans held for investment of $4.3 million, an increase in allowance for credit losses on unfunded loan commitments of $3.4 million, a reclassification of PCI discount from loans to the ACL of $1.7 million, and an increase in deferred tax asset of $1.6 million. The Company also recorded a net reduction of retained earnings of $6.1 million upon adoption.

The allowance for credit losses is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Portfolio Segmentation (“Pooled Loans”)

Portfolio segmentation is defined as the pooling of loans based upon similar risk characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the allowance for credit losses are constructed for each segment. The Company has identified nine portfolio segments of loans including Commercial & Agriculture, Commercial Real Estate – Owner Occupied, Commercial Real Estate – Non-Owner Occupied, Residential Real Estate, Real Estate Construction, Home Equity Line of Credit, Farm Real Estate, Lease Financing Receivable and Consumer and Other Loans.

The allowance for credit losses for Pooled Loans is estimated based upon periodic review of the collectability of the loans quantitatively correlating historical loan experience with reasonable and supportable forecasts using forward looking information. The Company utilized a discounted cash flow ("DCF") method to estimate the quantitative portion of the allowance for credit losses for loans evaluated on a collective pooled basis. For each segment, a loss driver analysis ("LDA") was performed in order to identify appropriate loss drivers and create a regression model for use in forecasting cash flows. The LDA utilized the Company’s own Federal Financial Institutions Examination Council’s (“FFIEC”) Call Report data for all segments except indirect auto and all new and unknown values. Peer data was incorporated into the analysis for all segments except indirect auto and all new and unknown values. The Company uses regression analysis to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default for the changes in the economic factors for the loss driver segments. The identified loss drivers for all segments as of December 31, 2024 are national unemployment rate and national gross domestic product growth. Peer data is utilized in our model as more statistically supportable data. The Company uses actual loss data for the lease portfolio due to a lack of appropriate peer leasing data to forecast loss drivers.

Key inputs into the DCF model include loan-level detail, including the amortized cost basis of individual loans, payment structure, loss history, and forecasted loss drivers. The Company uses the central tendency midpoint seasonally adjusted forecasts from the Federal Open Market Committee ("FOMC"). Other key assumptions include the probability of default ("PD"), loss given default (LGD), and prepayment/curtailment rates. When possible, the Company utilizes its own PDs for the reasonable and supportable forecast period. When it is not possible to use the Company’s own PDs, the LDA is utilized to determine PDs based on the forecasted economic factors. In all cases, the LDA is then utilized to determine the long-term historical average, which is reached over the reversion period. When possible, the Company utilizes its own LGDs for the reasonable and supportable forecast period. When it is not possible to use the Company’s own LGDs, the LGD is derived using a method referred to as Frye Jacobs. The Frye Jacobs method is a mathematical formula that traces the relationship between LGD and PD over time and projects the LGD based on the level of PD forecasted. In all cases, the Frye Jacobs method is utilized to calculate LGDs during the reversion period and long-term historical average. Prepayment and curtailment rates were calculated based on the Company’s own data utilizing a one-year average. When the discounted cash flow method is

(Amounts in thousands, except share data)

used to determine the allowance for credit losses, management incorporates expected prepayments to determine the effective interest rate utilized to discount expected cash flow.

Adjustments to the quantitative evaluation may be made to account for differences in current or expected qualitative risk characteristics such as changes in: (i) lending policies and procedures; (ii) experience and depth of lending and management staff; (iii) quality of credit review system; (iv) nature and volume of portfolio; (v) past due, classified and non accrual loans; (vi) economic and business conditions; (vii) competition or legal and regulatory requirements; (viii) concentrations within the portfolio; (ix) underlying collateral for collateral dependent loans.

Purchased Credit Deteriorated ("PCD") Loans

The Company has purchased loans, some of which have shown evidence of credit deterioration since origination. Upon adoption of ASC 326, the Company elected to maintain pools of loans that were previously accounted for under ASC 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from the existing pools if they are written off, paid off, or sold. Upon adoption of ASC 326, the allowance for credit losses was determined for each pool and added to the pool's carrying amount to establish a new amortized

cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through provision expense.

Individually Evaluated Loans

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans included in the forecasted allowance for credit losses. These individually evaluated loans are removed from the pooling approach discussed above for the forecasted allowance for credit losses, and include nonaccrual loans, loan and lease modifications experiencing financial difficulty, and other loans deemed appropriate by management.

Available for Sale ("AFS") Debt Securities

For AFS securities in an unrealized loss position, we first assess whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Accrued Interest Receivable

Upon adoption of ASU 2016-13 and its related amendments on January 1, 2023, the Company made the following elections regarding accrued interest receivable:

- Presenting accrued interest receivable balances separately within another line item on the statement of financial condition. Accrued interest receivable on loans and leases totaled $9,077 and $8,413 as of December 31, 2024 and 2023, respectively. Accrued interest receivable on debt securities totaled $4,376 and $4,406 as of December 31, 2024 and 2023, respectively. Both are included in accrued interest receivable on the Consolidated Balance Sheets.

(Amounts in thousands, except share data)

- Excluding accrued interest receivable that is included in the amortized cost of financing receivables and debt securities from related disclosure requirements.
- Continuing our policy to write off accrued interest receivable by reversing interest income. For both loans and leases, the write off typically occurs upon becoming 90 days past due. Historically, the Company has not experienced uncollectible accrued interest receivable on its investment securities. However, the Company would generally write off accrued interest receivable by reversing interest income if the Company does not reasonably expect to receive payments. Due to the timely manner in which accrued interest receivables are written off, the amounts of such write offs are immaterial.
- Not measuring an allowance for credit losses for accrued interest receivable due to the Company's policy of writing off uncollectible accrued interest receivable balances in a timely manner, as described above.

Reserve for Unfunded Commitments

The reserve for unfunded commitments (the "Unfunded Reserve") represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. The Company is defining unconditionally cancelable in its literal sense, meaning that a commitment may be cancelled by the Company for any, or for no reason whatsoever. However, the Company in its business dealings, has no practical history of unconditionally canceling commitments. Commitments are not typically cancelled until a default or a defined condition occurs. Being that its historical practice has been to not cancel credit commitments unconditionally, the Company has made the decision to reserve for Unfunded Commitments. The Unfunded Reserve is recognized as a liability (included within accrued expenses and other liabilities in the Consolidated Balance Sheets), with adjustments to the reserve recognized as provision for credit losses in the Consolidated Statements of Operations. The Unfunded Reserve is determined by estimating expected future fundings, under each segment, and applying the expected loss rates. Expected future fundings over the estimated life of commitments are based on historical averages of funding rates (i.e., the likelihood of draws taken). To estimate future fundings on unfunded balances, current funding rates are compared to historical funding rates. Estimate of credit losses are determined using the same loss rates as funded loans.

Adoption of New Accounting Standards:

In June 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The ASU introduces a new credit loss methodology, CECL, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods under prior GAAP, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

On January 1, 2023, the Company adopted the guidance prospectively with a cumulative adjustment to retained earnings. The Company has not restated comparative information for 2022 and, therefore, the comparative information for 2022 is reported under the old model and is not comparable to the information presented for the years December 31, 2023 and 2024..

At adoption, the Company recognized an incremental allowance for credit losses on its loans to customers of $4.3 million, a liability for off-balance sheet unfunded commitments of $3.4 million and a reclassification of the discount on PCI loans to the ACL of $1.7 million. Additionally, the Company recorded a $6.1 million after tax decrease in retained earnings associated with the increased estimated credit losses. The "Day 1" impact of CECL adoption is summarized below:

(Amounts in thousands, except share data)

CECL Adoption

	December 31, 2022	CECL Adoption Impact	Impact of Adopting ASC 326 - PCD Loans	January 1, 2023
Allowance for Credit Losses:				
Commercial & Agriculture	$ 3,011	$ 429	$ 390	$ 3,830
Commercial Real Estate:				
Owner Occupied	4,565	1,075	179	5,819
Non-Owner Occupied	14,138	(2,847)	—	11,291
Residential Real Estate	3,145	2,762	386	6,293
Real Estate Construction	2,293	1,502	—	3,795
Farm Real Estate	291	(28)	—	263
Lease Financing Receivable	429	1,743	635	2,807
Consumer and Other	98	201	78	377
Unallocated	541	(541)	—	—
Total Allowance for Credit Losses	$ 28,511	$ 4,296	$ 1,668	$ 34,475
Reserve for Unfunded Commitments	—	3,386	—	3,386
Total Reserve for Credit Losses	$ 28,511	$ 7,682	$ 1,668	$ 37,861
Retained Earnings				
Total Pre-tax Impact		$ (7,682)		
Tax Effect		1,613		
Decrease to Retained Earnings		$ (6,069)		

The allowance for credit losses is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company did not record an allowance for available-for-sale securities on Day 1 as the investment portfolio consists primarily of debt securities explicitly or implicitly backed by the U.S. Government for which credit risk is deemed minimal. The impact going forward will depend on the composition, characteristics, and credit quality of the securities portfolio as well as the economic conditions at future reporting periods.

On January 1, 2023, the Company adopted ASU *2022-02*, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02")*. ASU 2022-02 eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The adoption of ASU 2022-02 provisions did not have a significant impact on the Company's Consolidated Financial Statements.

Loan Charge-off Policies: All unsecured open- and closed-ended retail loans that become past due 90 days from the contractual due date are charged off in full. In lieu of charging off the entire loan balance, loans with non-real estate collateral may be written down to the net realizable value of the collateral, if repossession of collateral is assured and in process. For open- and closed-ended loans secured by residential real estate, a current assessment of fair value is made no later than 180 days past due. Any outstanding loan balance in excess of the net realizable value of the property is charged off. All other loans are generally charged down to the net realizable value when Civista recognizes the loan is permanently impaired, which is generally after the loan is 90 days past due.

Prior to the adoption of ASU 2016-13, the allowance for loan losses (allowance) was calculated with the objective of maintaining a reserve sufficient to absorb inherent loan losses in the loan portfolio. Management established the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. In

determining the allowance and the related provision for loan losses, the Company considered three principal elements: (i) specific impairment reserve allocations (valuation allowances) based upon probable losses identified during the review of impaired loans in the Commercial loan portfolio, (ii) allocations established for adversely-rated loans in the Commercial loan portfolio and nonaccrual Real Estate Residential, Consumer installment and Home Equity loans, and (iii) allocations on all other loans based principally on the use of a three-year period for loss migration analysis. These allocations were adjusted for consideration of general economic and business conditions, credit quality and delinquency trends, collateral values, and recent loss experience for these similar pools of loans. The Company analyzed its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Other Real Estate: Other real estate acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis and any deficiency in the value is charged off through the allowance. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Other Securities: Other securities include Federal Home Loan Bank ("FHLB") stock, Federal Reserve Bank ("FRB") stock, Federal Agricultural Mortgage Corporation stock, United Bankers' Bancorporation Inc. stock, and Norwalk Community Development Corporation stock, all of which are carried at cost.

Federal Home Loan Bank ("FHLB") Stock: Civista is a member of the FHLB of Cincinnati and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (*a*) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (*b*) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (*c*) the impact of legislative and regulatory changes on the customer base of the FHLB, and (*d*) the liquidity position of the FHLB. With consideration given to these factors, management concluded that the FHLB stock was not impaired at December 31, 2024 or 2023. FHLB Stock is included in Other Securities on the Consolidated Balance Sheet.

Federal Reserve Bank ("FRB") Stock: Civista is a member of the Federal Reserve System. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. FRB Stock is included in Other Securities on the Consolidated Balance Sheet.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both accelerated and straight-line methods over the estimated useful life of the asset, ranging from three to seven years for furniture and equipment and seven to fifty years for buildings and improvements.

Equipment Owned Under Operating Leases: As a lessor, the Company finances equipment under leases to a wide variety of customers, from commercial and industrial to government and healthcare classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, within Premises and Equipment on the Consolidated Balance Sheets. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from three to six years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Operations. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Operations. For equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term.

(Amounts in thousands, except share data)

These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company.

Bank Owned Life Insurance ("BOLI"): Civista has purchased BOLI policies on certain key executives. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the cash surrender value are recorded as income in the period that the change occurs.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Core deposit intangibles arising from whole bank and branch acquisitions are included in other intangible assets in the Consolidated Balance Sheets. These intangible assets are measured at fair value and then amortized on an accelerated method over their estimated useful lives, which range from five to 12 years.

On January 1, 2023, the Company adopted ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public business entity that is an SEC filer, such as the Company, was to adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. In November 2019, however, the FASB issued ASU 2019-10, *Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*, which deferred the effective date for ASC 350, *Intangibles – Goodwill and Other*, for SEC filers that were eligible to be smaller reporting companies as of November 15, 2019, such as the Company, to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of the ASU provisions did not have a significant impact on the Company's Consolidated Financial Statements.

Mortgage Servicing Rights: Mortgage servicing rights are recognized as assets for the allocated value of retained mortgage servicing rights on loans sold and are recorded in other intangible assets in the Consolidated Balance Sheets. Mortgage servicing rights are initially recorded at fair value at the date of transfer. The valuation technique uses the present value of estimated future cash flows using current market discount rates. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance to the extent that fair value is less than the capitalized asset for the grouping.

Long-lived Assets: Premises and equipment and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Debt Issuance Costs: Costs associated with the issuance of debt are presented in the Consolidated Balance Sheets as a direct reduction from the carrying value of that debt liability. The deferred issuance costs are amortized over the life of the related debt instrument and included within the debt's interest expense.

Advertising Costs: Advertising costs are expensed as incurred.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.

A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the grant date. The market price of the Company's common shares at the date of the grant is used for restricted shares.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Retirement Plans: Pension expense is the net of service and interest cost, expected return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense consists of the amount of matching contributions. Deferred compensation allocates the benefits over the years of service.

Earnings per Common Share: Earnings per share is computed using the two-class method. Basic earnings per share are net income available to common shareholders divided by the weighted average number of common shares outstanding during the period, which excludes participating securities. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable related to convertible preferred shares. Treasury shares are not deemed outstanding for earnings per share calculations.

Comprehensive Income (Loss): Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that any such loss contingencies currently exist that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank is required to meet regulatory reserve and clearing requirements. These balances do not earn interest. The required reserve amount at December 31, 2024 was $0. The Company did not have any cash pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2024.

(Amounts in thousands, except share data)

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Civista to CBI or by CBI to shareholders. Additional information related to dividend restrictions can be found in Note 19.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions that reflect exit price value, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments: While the Company's chief operating decision maker monitors the revenue streams of the Company's various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. The Company has determined that all of its financial service operations meet the aggregation criteria of ASC 280, *Segment Reporting*, as its current operating model is structured whereby financial service operations serve a similar base of retail and commercial customers utilizing a company-wide offering of similar products and services managed through similar processes that are collectively reviewed by the Company's Chief Financial Officer, who has been identified as the chief operating decision maker ("CODM"). Therefore, all of the Company's financial service operations are considered by the CODM to be aggregated in one reportable operating segment.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The amendments in this ASU apply to all public entities that are required to report segment information in accordance with FASB ASC Topic 280, *Segment Reporting*. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. Public entities are required to disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. In addition, public entities must provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods. The amendments clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. The amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Finally, the amendments require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in ASC Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 in 2024 with little impact as currently, the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Treasury Stock: CBI common shares that are repurchased are recorded in treasury stock at cost.

Business Combinations: At the date of acquisition the Company records the assets and liabilities of acquired companies on the Consolidated Balance Sheets at their fair value. The results of operations for acquired companies are included in the Company's Consolidated Statements of Operations beginning at the acquisition date. Expenses arising from acquisition activities are recorded in the Consolidated Statements of Operations during the period incurred.

Derivative Instruments and Hedging Activities: The Company enters into interest rate swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. All derivatives are accounted for in accordance with ASC-815, *Derivatives and Hedging*. The Company mitigates the risk of entering into these agreements by entering into equal and offsetting swap agreements with highly rated third party financial institutions. The swap agreements are free-standing derivatives and are recorded at fair value in the Company's Consolidated Balance Sheets. Changes in fair value are recorded as income or expense in the period that they occur. The Company is party to master netting arrangements with its financial institution counterparties. The master netting arrangements provide for a single net settlement of all swap agreements, as well

(Amounts in thousands, except share data)

as collateral, in the event of default on, or termination of, any one contract. Collateral, in the form of cash and marketable securities, is posted by the counterparty with net liability positions in accordance with contract thresholds.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The Update is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements necessitated by reference rate reform. The Update also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022; however, a deferral of the implementation of reference rate reform was issued in December of 2022, which extended the implementation to December 31, 2024. The Company has implemented a replacement for the reference rate using the Secured Overnight Financing Rate ("SOFR") or the Prime Rate and has determined that the changes to the reference rate did not have a material impact on our financial condition, results of operations or cash flows.

Revisions: Certain revisions have been made to the 2022 consolidated financial statements. The fair market value for loans disclosed in Note 17 as of December 31, 2022, was revised from $2,160,920 to $2,528,906 due to an error in the calculation. Loans and secured borrowings increased $101,615 in the Consolidated Balance Sheet as of December 31, 2022, for certain loan participations sold that were deemed to not qualify for sales accounting under ASC 860. Interest income and interest expense increased $4,902 and $3,312, respectively in the Consolidated Statement of Operations as of and for the year ended December 31, 2022 for certain loan participations sold that were deemed to not qualify for sales accounting under ASC 860. These revisions did not have a significant impact on the Company's Consolidated Financial Statement line items impacted and had no effect on net income.

Effect of Newly Issued but Not Yet Effective Accounting Standards:

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments in this ASU require that public business entities on an annual basis (a) disclose specific categories in the rate reconciliation and (b) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments in this ASU also require that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments require that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company does not intend to adopt early. The Company does not anticipate a material impact to the Company's Consolidated Financial Statements.

In March 2024, the FASB issued ASU 2024-01, *Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards.* The amendments clarify how an entity determines whether a profits interest or similar award is (i) within scope of Compensation - Stock Compensation (Topic 718) or (ii) not a share-based payment arrangements and therefore within the scope of other guidance. The amendments are effective for fiscal years beginning after December 15, 2024. The Company does not anticipate these amendments will have a material impact on the Company's Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03: *Income Statement-Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40); Disaggregation of Income Statement Expenses.* This ASU requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This ASU does not change the expense captions an entity presents on the face of the income statement. ASU 2024-03 can be applied prospectively, and it is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and retrospective applications are permitted. The Company is currently evaluating the impact of ASU 2024-03 on its Consolidated Financial Statements.

NOTE 2 - ACQUISITIONS

On July 1, 2022, CBI completed the acquisition by merger of Comunibanc Corp. in a stock and cash transaction for aggregate consideration of approximately $46,090. As a result of the acquisition, the Company issued 984,723 common shares and paid approximately $24,968 in cash to the former shareholders of Comunibanc Corp. The Company and Comunibanc Corp. had first announced that they had entered into an agreement to merge in January of 2022. Immediately following the merger, Comunibanc Corp.'s banking subsidiary, The Henry County Bank ("HCB"), was merged into CBI's banking subsidiary, Civista Bank.

The assets and liabilities of Comunibanc Corp. were recorded on the Company's Consolidated Balance Sheet at their preliminary estimated fair values as of July 1, 2022, the acquisition date. The Company recorded $26,209 in goodwill and $4,426 in core deposit intangibles. None of the purchase price is deductible for tax purposes.

At the time of the merger, Comunibanc Corp had total consolidated assets of $315,083, including $175,500 in loans, and $271,081 in deposits. The transaction was recorded as a purchase and, accordingly, the operating results of Comunibanc Corp. and HCB have been included in the Company's Consolidated Financial Statements since the close of business on July 1, 2022.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. The identifiable intangible assets consist of core deposit intangible which is being amortized over the estimated useful life. The gross carrying amount of the core deposit intangible at December 31, 2022 was $3,999.

In connection with the Comunibanc merger in 2022, the Company incurred additional third-party acquisition-related costs of $2,900. These expenses were comprised of employee benefits of $210.7, occupancy and equipment expenses of $110.7, software expense of $36.0, consulting and other professional fees of $905.2, data processing costs of $1,000 and other operating expenses of $647.5 in the Company's Consolidated Statement of Operations for the twelve-month period ended December 31, 2022.

As of December 31, 2022, the estimated future amortization expense for the core deposit intangible is as follows:

	Core deposit intangibles
2023	$ 739
2024	684
2025	604
2026	523
2027	443
Thereafter	1,006
	$ 3,999

The following table presents financial information for the former Comunibanc Corp. included in the Consolidated Statements of Operations from the date of acquisition through December 31, 2022.

	Actual From Acquisition Date Through December 31, 2022 (in thousands)
Net interest income after provision for loan losses	$ 3,428
Noninterest income	159
Net income	1,719

The following table presents pro forma information for the twelve-month periods ended December 31, 2022, 2021 and 2020 as if the acquisition of Comunibanc Corp. had occurred on January 1, 2020. This table has been prepared for comparative purposes only and is not indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of the periods presented, nor is it indicative of future results. Furthermore, the unaudited pro forma information does not reflect

(Amounts in thousands, except share data)

management's estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition.

	Pro Formas (unaudited) Twelve Months ended December 31,		
	2022	2021	2020
Net interest income after provision for loan losses	$ 113,689	$ 103,583	$ 88,293
Noninterest income	29,451	32,768	29,870
Net income	39,095	42,482	34,374
Pro forma earnings per share:			
Basic	$ 2.42	$ 2.59	$ 2.01
Diluted	$ 2.42	$ 2.59	$ 2.01

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for Comunibanc Corp. Core deposit intangibles will be amortized over ten years using an accelerated method. Goodwill will not be amortized, but instead will be evaluated for impairment.

Cash paid		$ 24,968
Common shares issued (984,723 shares)		21,122
Total		$ 46,090
Net assets acquired:		
Cash and due from financial institutions	$ 3,098	
Securities available for sale	120,399	
Time deposits	742	
Loans, net	169,202	
Other securities	1,553	
Premises and equipment	4,665	
Accrued interest receivable	670	
Core deposit intangible	4,426	
Bank owned life insurance	5,918	
Other assets	3,767	
Noninterest-bearing deposits	(122,642)	
Interest-bearing deposits	(148,552)	
Other borrowings	(21,706)	
Other liabilities	(1,659)	
		19,881
Goodwill resulting from Comunibanc Corp. acquisition		$ 26,209

Loans purchased with evidence of credit deterioration since origination and for which it was probable that all contractually required payments would not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date included information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans were accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which included estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans was not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporated the estimate of the current assumptions, such as default rates, severity and prepayment speeds.

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30:

	At December 31, 2022
	Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)
	(In Thousands)
Outstanding balance	$ 4,768
Carrying amount	4,121

The gross principal due under the contract for acquired receivables not subject to ASC 310-30 is $171.1 million. The fair value adjustment is $2.1 million and the contractual cash flows not expected to be collected is $5.7 million.

The acquired assets and liabilities were measured at estimated fair values. Management made certain estimates and exercised judgment in accounting for the acquisition.

The amount of goodwill recorded reflects a strategic opportunity to expand into new markets that, while similar to existing markets, are projected to be more vibrant in population growth and business opportunity growth. The goodwill represents the excess purchase price over the estimated fair value of the net assets acquired. Additionally, the acquisition will provide exposure to suburbs of larger urban areas without the commitment of operating inside large metropolitan areas dominated by regional and national financial organizations. The acquisition is also expected to create synergies on the operational side of the Company by allowing noninterest expenses to be spread over a larger operating base.

On October 3, 2022, CBI and Civista completed the acquisition by Civista of all of the issued and outstanding shares of capital stock of VFG for aggregate cash and stock consideration of approximately $46,544. As a result of the acquisition, the Company issued 500,293 common shares and paid approximately $36,044 in cash.

The assets and liabilities of VFG were recorded on the Company's Consolidated Balance Sheet at their preliminary estimated fair values as of October 3, 2022, the acquisition date. The Company recorded $22,635 in goodwill. None of the purchase price is deductible for tax purposes.

At the time of the acquisition, VFG had total consolidated assets of $93,870, including $62,712 in loans and leases. The transaction was recorded as a purchase and, accordingly, the operating results of VFG have been included in the Company's Consolidated Financial Statements since the close of business on October 3, 2022. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista.

In connection with the VFG acquisition in 2022, the Company incurred additional third-party acquisition-related costs of $814.3. These expenses were mainly comprised of consulting and other professional fees of $812.8 in the Company's Consolidated Statement of Operations for the twelve-month period ended December 31, 2022.

The following table presents financial information for VFG included in the Consolidated Statements of Operations from the date of acquisition through December 31, 2022.

	Actual From Acquisition Date Through December 31, 2022
	(in thousands)
Net interest income after provision for loan losses	$ 403
Noninterest income	3,926
Net loss	(992)

Pro forma information for the twelve-month periods ended December 31, 2022, 2021 and 2020 is not presented as the acquisition of VFG was determined to not be a significant transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for VFG. Goodwill will not be amortized, but instead will be evaluated for impairment.

Cash paid	$	36,044
Common shares issued (250,145 shares)		5,250
Common shares issued (contingent consideration) (250,148 shares)		5,250
Total	$	46,544
Net assets acquired:		
Cash and due from financial institutions	$	6,271
Time Deposits		80
Loans, net		61,418
Premises and equipment		35,039
Other assets		1,409
Other borrowings		(58,142)
Other liabilities		(22,166)
		23,909
Goodwill resulting from VFG acquisition	$	22,635

Loans purchased with evidence of credit deterioration since origination and for which it was probable that all contractually required payments would not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date included information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans were accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which included estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans was not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporated the estimate of the current assumptions, such as default rates, severity and prepayment speeds.

The contingent consideration arrangement required the Company to pay the former owners of VFG, over two years, and subject to meeting certain lease origination thresholds for each year, or meeting a combined threshold for the two years, up to a maximum amount of $5,250, undiscounted. The potential undiscounted amount of all future payments the Company could be required to make under the contingent consideration arrangement was between $0 and $5,250. The fair value of the contingent consideration arrangement of $5,250 was estimated based on significant inputs that are not observable in the market, which are considered Level 3 inputs in accordance with ASC Topic 820. Key assumptions included the CIVB share price at close, management's assumptions and the probability that the vesting thresholds would be met. The common shares subject to the contingent consideration arrangement were issued upon the closing of the transaction and were considered restricted with participating rights with voting, dividends and distribution rights prior to vesting or forfeiture. As a result of the failure of the lease thresholds to be met for the two-year periods ended December 31, 2024, the shares were forfeited and transferred from outstanding common shares to treasury stock.

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30:

	At December 31, 2022
	Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)
	(In Thousands)
Outstanding balance	$ 635
Carrying amount	—

(Amounts in thousands, except share data)

The gross principal due under the contract for acquired receivables not subject to ASC 310-30 is $62.1 million. The fair value adjustment is $2.3 million and the contractual cash flows not expected to be collected is $658.8.

The acquired assets and liabilities were measured at estimated fair values. Management made certain estimates and exercised judgment in accounting for the acquisition.

The amount of goodwill recorded reflects the excess purchase price over the estimated fair value of the net assets acquired.

NOTE 3 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2024				
U.S. Treasury securities and obligations of U.S. government agencies	$ 100,378	$ 303	$ (3,294)	$ 97,387
Obligations of states and political subdivisions	351,635	482	(26,998)	325,119
Mortgage-back securities in government sponsored entities	258,045	97	(32,581)	225,561
Total debt securities	$ 710,058	$ 882	$ (62,873)	$ 648,067

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2023				
U.S. Treasury securities and obligations of U.S. government agencies	$ 71,418	$ 315	$ (4,075)	$ 67,658
Obligations of states and political subdivisions	359,452	2,725	(23,578)	338,599
Mortgage-back securities in government sponsored entities	242,022	19	(30,026)	212,015
Total debt securities	$ 672,892	$ 3,059	$ (57,679)	$ 618,272

The amortized cost and fair value of securities at year-end 2024 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 39,927	$ 39,777
Due from one to five years	84,249	79,134
Due from five to ten years	42,796	42,100
Due after ten years	285,041	261,495
Mortgage-backed securities in government sponsored entities	258,045	225,561
Total securities available for sale	$ 710,058	$ 648,067

Securities with a carrying value of $206,600 and $211,616 were pledged as of December 31, 2024 and 2023, respectively, to secure public deposits, other deposits and liabilities as required or permitted by law.

(Amounts in thousands, except share data)

Proceeds from sales of securities, gross realized gains and gross realized losses were as follows:

	2024	2023	2022
Sale proceeds	$ 2,994	$ —	$ 57,332
Gross realized gains	33	—	—
Gross realized losses	—	—	—
Gains from securities called or settled by the issuer	—	—	10

Debt securities with unrealized losses at year-end 2024 and 2023 not recognized in income were as follows:

2024	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 32,388	$ (51)	$ 55,000	$ (3,243)	$ 87,388	$ (3,294)
Obligations of states and political subdivisions	98,965	(806)	173,668	(26,192)	272,633	(26,998)
Mortgage-backed securities in gov't sponsored entities	28,322	(329)	186,173	(32,252)	214,495	(32,581)
Total	$ 159,675	$ (1,186)	$ 414,841	$ (61,687)	$ 574,516	$ (62,873)

2023	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 224	$ (1)	$ 56,760	$ (4,074)	$ 56,984	$ (4,075)
Obligations of states and political subdivisions	19,168	(78)	162,291	(23,500)	181,459	(23,578)
Mortgage-backed securities in gov't sponsored entities	20,112	(522)	189,319	(29,504)	209,431	(30,026)
Total	$ 39,504	$ (601)	$ 408,370	$ (57,078)	$ 447,874	$ (57,679)

Each quarter, we perform an analysis to determine if any of the unrealized losses on securities available-for-sale are comprised of credit losses as compared to unrealized losses due to market interest rate adjustments. Our assessment includes a review of the unrealized loss for each security issuance held; the financial condition and near-term prospects of the issuer, including external credit ratings and recent downgrades; and our ability and intent to hold the security for a period of time sufficient for a recovery in value. We also consider the extent to which the securities are issued by the federal government or its agencies, and any guarantee of issued amounts by those agencies. The portfolio continues to consist of a mix of fixed and floating-rate, high quality securities, largely rated AA (or better), displaying an overall effective duration of approximately 3.0 years. No credit losses were determined to be present as of December 31, 2024, as there was no credit quality deterioration noted. Therefore, no provision for credit losses on securities was recognized for the year ended December 31, 2024.

At December 31, 2024, the Company owned 508 debt securities with estimated fair values totaling $574,516 and unrealized losses aggregating $62,873. Securities with a fair value of $301,883, representing $35,875 of the unrealized losses, consisted of bonds issued or guaranteed by agencies of the U.S. federal government, while the remaining $272,633 debt securities, representing $26,998 in unrealized losses, consisted of bonds issued by state municipalities. The unrealized losses on these securities have not been recognized into income because the issuers' bonds are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The Company also considers sector specific credit rating changes in its analysis. The fair value is expected to recover as the securities approach their maturity date or reset date. The Company does not intend to sell until recovery and does not believe selling will be required before recovery. As of December 31, 2024, all securities were paying as agreed.

The following table presents the net gains and losses on equity investments recognized in earnings at year-end 2024 and 2023, and the portion of unrealized gains and losses for the period that relates to equity investments held at year-end 2024 and 2023:

(Amounts in thousands, except share data)

	2024	2023
Net gains (losses) recognized on equity securities during the year	$ 252	$ (21)
Less: Net gains realized on the sale of equity securities during the period	—	—
Unrealized gains (losses) recognized in equity securities held at December 31	$ 252	$ (21)

NOTE 4 - LOANS

Loans at year-end were as follows:

	2024	2023
Commercial & Agriculture	$ 328,488	$ 304,793
Commercial Real Estate - Owner Occupied	374,367	377,321
Commercial Real Estate - Non-Owner Occupied	1,225,991	1,161,894
Residential Real Estate	763,869	659,841
Real Estate Construction	305,992	260,409
Farm Real Estate	23,035	24,771
Lease financing receivable	46,900	54,642
Consumer and Other	12,588	18,056
Total Loans	3,081,230	2,861,727
Allowance for credit losses	(39,669)	(37,160)
Net loans	$ 3,041,561	$ 2,824,567

Included in Commercial & Agriculture loans as of December 31, 2024 and 2023 was $177 and $326, respectively, of Paycheck Protection Program ("PPP") loans.

Included in total loans above are deferred loan fees of $2,686 and $2,743 at December 31, 2024 and 2023, respectively.

Lease financing receivables consist of sales-type and direct financing leases for equipment, with terms typically ranging from two to six years. On direct financing leases, the Company obtains third-party residual value guarantees to reduce its residual asset risk. The net investment in direct financing and sales-type leases was comprised of the following:

	At December 31,	
	2024	2023
Minimum lease payments receivable	$ 53,284	$ 63,564
Unguaranteed residual assets	1,286	634
Unamortized direct costs	—	—
Unearned income	(7,670)	(9,556)
Total net investment in direct financing and sales-type leases	$ 46,900	$ 54,642

(Amounts in thousands, except share data)

Undiscounted future minimum lease payments receivable for direct financing and sales-type leases at December 31, 2024 were as follows:

	At December 31, 2024
2025	$ 16,736
2026	14,360
2027	10,712
2028	7,307
2029	2,899
Thereafter	1,270
Total undiscounted future minimum lease payments receivable for direct financing and sales-type leases	$ 53,284

Loans to principal officers, directors, and their affiliates at year-end 2024 and 2023 were as follows:

	2024	2023
Balance - Beginning of year	$ 10,550	$ 21,107
New loans and advances	3,719	1,477
Repayments	(2,732)	(2,205)
Effect of changes to related parties	10,253	(9,829)
Balance - End of year	$ 21,790	$ 10,550

The Company had credit lines to principal officers, directors, and their affiliates with an availability of $7,520 and $7,231 as of December 31, 2024 and 2023, respectively.

Paycheck Protection Program

In response to the novel COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the "CARES Act"), was signed into law on March 27, 2020, to provide national emergency economic relief measures. The CARES Act amended the loan program of the Small Business Administration (the "SBA"), in which Civista participates, to create a guaranteed, unsecured loan program, the Paycheck Protection Program (the "PPP"), to fund operational costs of eligible businesses, organizations and self-employed persons during the COVID-19 pandemic. During 2020, Civista processed over 2,300 PPP loans totaling $268.3 million.

The Consolidated Appropriations Act 2021, was signed into law on December 27, 2020 to provide an additional funding of $284.5 billion under the PPP and the establishment of PPP Second Draw Loans under the Economic Aid to Hard-Hit Small Businesses, Nonprofit, and Venues Act (the “Relief Act”). This additional funding was made available from original PPP lenders on January 19, 2021, and the deadline (as extended) for submitting applications for PPP Second Draw Loans was May 31, 2021.

Funds provided under the Relief Act were earmarked both for first time PPP borrowers (subject to original PPP eligibility and limits) as well as ‘Second Draw’ Loans for borrowers that already received an original PPP loan.

During 2021, Civista received SBA approval on, and funded, 1,340 PPP loans totaling $131,109 under the Relief Act.

At December 31, 2024 Civista had PPP loans outstanding of $177.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES

The following tables present, by portfolio segment, the changes in the allowance for credit losses, the ending allocation of the allowance for losses and the loan balances outstanding for the years ended December 31, 2024, 2023 and 2022.

Allowance for credit losses:

December 31, 2024	Beginning balance	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 7,587	$ (2,197)	$ 255	$ 941	$ 6,586
Commercial Real Estate:					
Owner Occupied	4,723	—	—	(396)	4,327
Non-Owner Occupied	12,056	(672)	18	2	11,404
Residential Real Estate	8,489	(83)	197	3,263	11,866
Real Estate Construction	3,388	—	12	308	3,708
Farm Real Estate	260	—	—	(34)	226
Lease Financing Receivable	297	(881)	20	1,925	1,361
Consumer and Other	341	(82)	37	(105)	191
Unallocated	19	—	—	(19)	—
Total	$ 37,160	$ (3,915)	$ 539	$ 5,885	$ 39,669

For the year ended December 31, 2024, the Company provided $5,885 to the allowance for credit losses, as compared to a provision of $4,435 for the year ended December 31, 2023. The increase in the provision was to support strong organic loan growth in the portfolio.

For the year ended December 31, 2024, the allowance for Commercial & Agriculture loans decreased due to an increase in charge-offs, mainly due to two commercial relationships. The allowance for Commercial Real Estate – Owner Occupied loans decreased due to a decrease in loan balances. The allowance for Commercial Real Estate – Non-Owner Occupied loans decreased due to an increase in charge-offs on two commercial relationships. The allowance for Residential Real Estate loans increased due to an increase in loan balances and a decrease in prepayment speeds from 13.94% to 7.30%. The allowance for Lease Financing Receivable increased as a result of an increase in charge-offs. The allowance for Consumer and Other loans decreased due to a decrease in loan balances.

Allowance for credit losses:

December 31, 2023	Beginning balance	CECL Adoption Day 1 Impact	Impact of Adopting ASC 326 - PCD Loans [1]	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 3,011	$ 429	$ —	$ (1,300)	$ 177	$ 5,270	$ 7,587
Commercial Real Estate:							
Owner Occupied	4,565	1,075	19	—	15	(951)	4,723
Non-Owner Occupied	14,138	(2,847)	—	—	46	719	12,056
Residential Real Estate	3,145	2,762	166	(17)	134	2,299	8,489
Real Estate Construction	2,293	1,502	—	—	37	(444)	3,388
Farm Real Estate	291	(28)	—	—	—	(3)	260
Lease Financing Receivable	429	1,743	635	—	—	(2,510)	297
Consumer and Other	98	201	77	(114)	43	36	341
Unallocated	541	(541)	—	—	—	19	19
Total	$ 28,511	$ 4,296	$ 897	$ (1,431)	$ 452	$ 4,435	$ 37,160

[1] Day 1 impact of $1,668 of adopting ASC 326-PCD loans was netted by changes in estimates of $771

(Amounts in thousands, except share data)

A one-time CECL adoption adjustment of $4,296 along with a $897 adjustment related to ASC 326 adoption was incurred in the first quarter of 2023. For the year ended December 31, 2023, the allowance for Commercial & Agriculture loans increased due to an increase in general reserves required for this type as a result of an increase in loan balances, accompanied by an increase in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, partially offset by a decrease in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans decreased due to a decrease in general reserves required as a result of an increase in loan balances, offset by a decrease in loss rates and classified loan balances. This was represented as a decrease in the provision. The allowance for Residential Real Estate loans increased due to an increase in general reserves required for this type as a result of increased loan balances. The result was represented by an increase in the provision. The allowance for Consumer and Other loans decreased due to a decrease in loan balances. This was represented as a decrease in the provision.

Allowance for credit losses:

December 31, 2022	Beginning balance	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 2,600	$ (22)	$ 24	$ 409	$ 3,011
Commercial Real Estate:					
Owner Occupied	4,464	—	42	59	4,565
Non-Owner Occupied	13,860	—	74	204	14,138
Residential Real Estate	2,597	(97)	163	482	3,145
Real Estate Construction	1,810	—	4	479	2,293
Farm Real Estate	287	—	6	(2)	291
Lease Financing Receivable	—	(23)	—	452	429
Consumer and Other	176	(80)	27	(25)	98
Unallocated	847	—	—	(306)	541
Total	$ 26,641	$ (222)	$ 340	$ 1,752	$ 28,511

For the year ended December 31, 2022, the Company provided $1,752 to the allowance for credit losses, as compared to a provision of $830 for the year ended December 31, 2021. The increase in the provision was to support strong organic loan growth in the portfolio. Of this increase, $452,000 was provided to cover lease production from our CLF subsidiary since acquisition.

For the year ended December 31, 2022, the allowance for Commercial & Agriculture loans increased due to an increase in general reserves required for this type as a result of an increase in loan balances, accompanied by an increase in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, partially offset by a decrease in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans increased due to an increase in general reserves required as a result of an increase in loan balances, partially offset by a decrease in loss rates and classified loan balances. This was represented as an increase in the provision. The allowance for Residential Real Estate loans increased due to an increase in general reserves required for this type as a result of increased loan balances. The result was represented by an increase in the provision. The allowance for Real Estate Construction loans increased due to an increase in loan balances. This was represented as an increase in the provision. The allowance for Consumer and Other loans decreased due to a decrease in loan balances. This was represented as a decrease in the provision. Management determined that the unallocated amount was appropriate and within the relevant range for the allowance that was reflective of the risk in the portfolio at December 31, 2022.

The following tables represent credit exposures by internally assigned risk ratings for the periods ended December 31, 2024 and 2023. The risk rating analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

- <u>Pass</u> – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

- <u>Special Mention</u> – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

- <u>Substandard</u> – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that Civista will sustain some loss if the deficiencies are not corrected.

- <u>Doubtful</u> – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

- <u>Loss</u> – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

Homogeneous loans, generally Residential Real Estate, Real Estate Construction, and Consumer and Other loans, are not risk-graded, except when collateral is used for a business purpose. These loans are monitored based on performance, with performing loans included as Pass and nonperforming loans included in Substandard.

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Commercial & Agriculture								
Pass	$ 74,397	$ 55,540	$ 37,078	$ 33,164	$ 7,477	$ 13,449	$ 86,804	$ 307,909
Special Mention	255	1,225	511	32	1,286	—	4,173	7,482
Substandard	5,629	1,942	413	89	3	332	3,004	11,412
Doubtful	—	—	—	—	—	—	1,685	1,685
Total Commercial & Agriculture	$ 80,281	$ 58,707	$ 38,002	$ 33,285	$ 8,766	$ 13,781	$ 95,666	$ 328,488
Commercial & Agriculture: Current-period gross charge-offs	$ 1,520	$ 339	$ 204	$ 53	$ 48	$ 33	$ —	$ 2,197
Commercial Real Estate - Owner Occupied								
Pass	$ 26,677	$ 40,344	$ 72,901	$ 62,663	$ 52,478	$ 97,293	$ 8,358	$ 360,714
Special Mention	—	3,525	4,987	855	383	302	178	10,230
Substandard	—	—	—	—	—	3,189	234	3,423
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Owner Occupied	$ 26,677	$ 43,869	$ 77,888	$ 63,518	$ 52,861	$ 100,784	$ 8,770	$ 374,367
Commercial Real Estate - Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied								
Pass	$ 59,635	$ 227,608	$ 299,079	$ 170,534	$ 121,313	$ 280,870	$ 29,219	$ 1,188,258
Special Mention	—	—	7,166	—	—	10,533	—	17,699
Substandard	—	—	—	8,000	—	12,034	—	20,034
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Non-Owner Occupied	$ 59,635	$ 227,608	$ 306,245	$ 178,534	$ 121,313	$ 303,437	$ 29,219	$ 1,225,991
Commercial Real Estate - Non-Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 672	$ —	$ 672
Residential Real Estate								
Pass	$ 97,552	$ 127,090	$ 113,877	$ 90,198	$ 64,528	$ 91,785	$ 168,840	$ 753,870
Special Mention	71	286	—	576	92	481	426	1,932
Substandard	—	316	967	859	675	2,655	1,180	6,652
Doubtful	1,115	—	—	—	—	—	300	1,415
Total Residential Real Estate	$ 98,738	$ 127,692	$ 114,844	$ 91,633	$ 65,295	$ 94,921	$ 170,746	$ 763,869
Residential Real Estate: Current-period gross charge-offs	$ 2	$ —	$ —	$ 3	$ —	$ 78	$ —	$ 83

(Amounts in thousands, except share data)

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Real Estate Construction								
Pass	$ 90,417	$ 133,695	$ 52,564	$ 10,348	$ 6,841	$ 2,369	$ 9,449	$ 305,683
Special Mention	154	—	—	155	—	—	—	309
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Real Estate Construction	$ 90,571	$ 133,695	$ 52,564	$ 10,503	$ 6,841	$ 2,369	$ 9,449	$ 305,992
Real Estate Construction: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farm Real Estate								
Pass	$ 571	$ 2,125	$ 495	$ 2,099	$ 4,122	$ 11,525	$ 1,490	$ 22,427
Special Mention	—	—	388	—	—	158	62	608
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Farm Real Estate	$ 571	$ 2,125	$ 883	$ 2,099	$ 4,122	$ 11,683	$ 1,552	$ 23,035
Farm Real Estate: Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lease Financing Receivables								
Pass	$ 18,783	$ 16,516	$ 6,955	$ 1,563	$ 426	$ 65	$ —	$ 44,308
Special Mention	1,107	—	—	—	—	—	—	1,107
Substandard	—	466	1,000	—	19	—	—	1,485
Doubtful	—	—	—	—	—	—	—	-
Total Lease Financing Receivables	$ 19,890	$ 16,982	$ 7,955	$ 1,563	$ 445	$ 65	$ —	$ 46,900
Lease Financing Receivables: Current-period charge-offs	$ —	$ 199	$ 607	$ 12	$ 63	$ —	$ —	$ 881
Consumer and Other								
Pass	$ 2,521	$ 3,717	$ 2,329	$ 1,787	$ 677	$ 206	$ 1,339	$ 12,576
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	3	—	9	—	—	—	12
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and Other	$ 2,521	$ 3,720	$ 2,329	$ 1,796	$ 677	$ 206	$ 1,339	$ 12,588
Consumer and Other: Current-period charge-offs	$ 25	$ 7	$ 21	$ 5	$ 6	$ 18	$ —	$ 82
Total Loans	$ 378,884	$ 614,398	$ 600,710	$ 382,931	$ 260,320	$ 527,246	$ 316,741	$ 3,081,230
Total Loans: Current-period charge-offs	$ 1,547	$ 545	$ 832	$ 73	$ 117	$ 801	$ —	$ 3,915

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial & Agriculture								
Pass	$ 56,359	$ 64,250	$ 52,258	$ 17,622	$ 9,516	$ 14,088	$ 82,982	$ 297,075
Special Mention	774	—	287	1,690	—	106	169	3,026
Substandard	396	86	67	131	271	73	3,668	4,692
Doubtful	—	—	—	—	—	—	—	—
Total Commercial & Agriculture	$ 57,529	$ 64,336	$ 52,612	$ 19,443	$ 9,787	$ 14,267	$ 86,819	$ 304,793
Commercial & Agriculture: Current-period gross charge-offs	$ —	$ 673	$ 532	$ —	$ —	$ 95	$ —	$ 1,300
Commercial Real Estate - Owner Occupied								
Pass	$ 36,030	$ 82,502	$ 67,904	$ 56,069	$ 29,784	$ 92,750	$ 5,844	$ 370,883
Special Mention	526	217	739	517	-	188	—	2,187
Substandard	—	231	—	—	3,098	922	—	4,251
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Owner Occupied	$ 36,556	$ 82,950	$ 68,643	$ 56,586	$ 32,882	$ 93,860	$ 5,844	$ 377,321
Commercial Real Estate - Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied								
Pass	$ 183,439	$ 269,334	$ 198,832	$ 136,031	$ 120,659	$ 206,267	$ 23,016	$ 1,137,578
Special Mention	—	5,774	6,171	—	—	8,688	277	20,910
Substandard	—	—	—	—	122	3,284	—	3,406
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Non-Owner Occupied	$ 183,439	$ 275,108	$ 205,003	$ 136,031	$ 120,781	$ 218,239	$ 23,293	$ 1,161,894
Commercial Real Estate - Non-Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate								
Pass	$ 90,770	$ 124,695	$ 97,661	$ 71,379	$ 33,534	$ 78,894	$ 157,083	$ 654,016
Special Mention	—	—	221	97	—	245	—	563
Substandard	186	342	684	82	582	2,063	1,323	5,262
Doubtful	—	—	—	—	—	—	—	—
Total Residential Real Estate	$ 90,956	$ 125,037	$ 98,566	$ 71,558	$ 34,116	$ 81,202	$ 158,406	$ 659,841

Residential Real Estate: Current-period gross charge-offs	$ —	$ 6	$ —	$ —	$ —	$ 11	$ —	$ 17

(Amounts in thousands, except share data)

Term Loans Amortized Cost Basis by Origination Year

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Real Estate Construction								
Pass	$ 108,606	$ 105,222	$ 20,960	$ 6,739	$ 2,699	$ 2,635	$ 9,335	$ 256,196
Special Mention	—	1,226	926	2,019	—	—	—	4,171
Substandard	—	—	42	—	—	—	—	42
Doubtful	—	—	—	—	—	—	—	—
Total Real Estate Construction	$ 108,606	$ 106,448	$ 21,928	$ 8,758	$ 2,699	$ 2,635	$ 9,335	$ 260,409
Real Estate Construction: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ -	$ —	$ —
Farm Real Estate								
Pass	$ 2,207	$ 967	$ 2,256	$ 4,462	$ 789	$ 12,528	$ 1,292	$ 24,501
Special Mention	—	—	—	—	—	20	—	20
Substandard	—	—	—	—	—	250	—	250
Doubtful	—	—	—	—	—	—	—	—
Total Farm Real Estate	$ 2,207	$ 967	$ 2,256	$ 4,462	$ 789	$ 12,798	$ 1,292	$ 24,771
Farm Real Estate: Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lease Financing Receivables								
Pass	$ 28,177	$ 13,924	$ 6,620	$ 3,678	$ 1,725	$ 1	$ —	$ 54,125
Special Mention	—	—	—	—	—	—	—	-
Substandard	—	8	38	61	231	17	—	355
Doubtful	—	139	—	15	8	—	—	162
Total Lease Financing Receivables	$ 28,177	$ 14,071	$ 6,658	$ 3,754	$ 1,964	$ 18	$ -	$ 54,642
Lease Financing Receivables: Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and Other								
Pass	$ 6,510	$ 4,135	$ 3,615	$ 1,578	$ 509	$ 248	$ 1,424	$ 18,019
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	2	14	15	—	6	—	37
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and Other	$ 6,510	$ 4,137	$ 3,629	$ 1,593	$ 509	$ 254	$ 1,424	$ 18,056
Consumer and Other: Current-period charge-offs	$ 6	$ 40	$ 40	$ 7	$ 13	$ 3	$ 5	$ 114
Total Loans	$ 513,980	$ 673,054	$ 459,295	$ 302,185	$ 203,527	$ 423,273	$ 286,413	$ 2,861,727
Total Loans: Current-period charge-offs	$ 7	$ 719	$ 572	$ 7	$ 13	$ 109	$ 5	$ 1,431

(Amounts in thousands, except share data)

The following tables include an aging analysis of the recorded investment of past due loans outstanding as of December 31, 2024 and 2023.

December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 825	$ 114	$ 1,374	$ 2,313	$ 326,175	$ 328,488	$ —
Commercial Real Estate:							
Owner Occupied	—	—	225	225	374,142	374,367	225
Non-Owner Occupied	69	8,000	2,514	10,583	1,215,408	1,225,991	—
Residential Real Estate	5,504	1,634	2,273	9,411	754,458	763,869	—
Real Estate Construction	—	—	—	—	305,992	305,992	—
Farm Real Estate	—	—	—	—	23,035	23,035	—
Lease Financing Receivables	575	351	909	1,835	45,065	46,900	—
Consumer and Other	181	37	3	221	12,367	12,588	—
Total	$ 7,154	$ 10,136	$ 7,298	$ 24,588	$ 3,056,642	$ 3,081,230	$ 225

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 1,228	$ 471	$ 1,999	$ 3,698	$ 301,095	$ 304,793	$ 73
Commercial Real Estate:							
Owner Occupied	4	—	123	127	377,194	377,321	—
Non-Owner Occupied	—	—	—	0	1,161,894	1,161,894	—
Residential Real Estate	4,581	1,180	1,642	7,403	652,438	659,841	—
Real Estate Construction	—	—	—	—	260,409	260,409	—
Farm Real Estate	—	—	—	—	24,771	24,771	—
Lease Financing Receivables	950	410	373	1,733	52,909	54,642	—
Consumer and Other	172	23	2	197	17,859	18,056	—
Total	$ 6,935	$ 2,084	$ 4,139	$ 13,158	$ 2,848,569	$ 2,861,727	$ 73

The following table presents loans on nonaccrual status as of December 31, 2024.

December 31, 2024	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 8,901	$ 3,370	$ 12,271	$ 1
Commercial Real Estate:				
Owner Occupied	36	—	36	79
Non-Owner Occupied	2,514	8,000	10,514	—
Residential Real Estate	4,745	2,131	6,876	172
Real Estate Construction	—	—	-	—
Farm Real Estate	—	—	-	—
Lease Financing Receivables	638	600	1,238	—
Consumer and Other	15	—	15	4
Total	$ 16,849	$ 14,101	$ 30,950	$ 256

(Amounts in thousands, except share data)

The following table presents loans on nonaccrual status as of December 31, 2023.

December 31, 2023	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 914	$ 4,891	$ 5,805	$ 9
Commercial Real Estate:				
Owner Occupied	269	3	272	7
Non-Owner Occupied	—	1,167	1,167	—
Residential Real Estate	—	4,633	4,633	26
Real Estate Construction	—	41	41	—
Farm Real Estate	—	—	—	—
Lease Financing Receivables	15	492	507	—
Consumer and Other	—	42	42	4
Total	$ 1,198	$ 11,269	$ 12,467	$ 46

The following table presents loans on nonaccrual status as of December 31, 2022.

December 31, 2022	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 774	$ —
Commercial Real Estate:		
Owner Occupied	386	143
Non-Owner Occupied	1,109	—
Residential Real Estate	3,926	73
Real Estate Construction	221	—
Farm Real Estate	—	—
Lease Financing Receivables	—	—
Consumer and Other	91	235
Total	$ 6,507	$ 451

<u>Nonaccrual Loans:</u> Loans are considered for nonaccrual status upon reaching 90 days delinquency, unless the loan is well secured and in the process of collection, although Civista may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. A loan may be returned to accruing status only if one of three conditions are met: the loan is well-secured and none of the principal and interest has been past due for a minimum of 90 days; the borrower has made a minimum of six months payments; or the principal and interest payments are reasonably assured and a sustained period of performance has occurred, generally six months. The gross interest income that would have been recorded on nonaccrual loans in 2024, 2023 and 2022 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $657, $446 and $384, respectively. The amount of interest income on such loans recognized on a cash basis was $256 in 2024, $343 in 2023 and $451 in 2022.

In accordance with the adoption of ASU 2022-02, *Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, accounting guidance for Troubled Debt Restructurings ("TDRs") for creditors has been eliminated. New guidance with respect to recognition, measurement, and disclosures of loans for borrowers experiencing financial difficulties supersedes guidance on TDRs. Under ASU 2022-02, the Company is required to evaluate whether a loan modification represents a new loan or a continuation of an existing loan. The amendment enhanced existing disclosure requirements and introduced new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty under criteria of principal forgiveness, interest rate reduction, other-than-insignificant payment delay, or term extension.

Of the loans modified as of December 31, 2024, $16.6 million were on non-accrual status and partial charge-offs have in some cases been taken against the outstanding balance. The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each loan upon loan origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of loans to borrowers experiencing financial difficulty. The Company uses probability of default/loss given default, discounted cash flows or remaining life method to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

The following table shows the amortized cost basis at the end of the reporting period of the loans modified to borrowers experiencing financial difficulty, disaggregated by loan category and type of modification granted during the year ended December 31, 2024. The percentage of the amortized cost basis of loans that were modified to borrowers experiencing financial difficulty as compared to the amortized cost basis of each class of loan category is also presented below:

	Loans Modifications Made to Borrowers Experiencing Financial Difficulty December 31, 2024 (Dollars in Thousands)			
	Term Extension		Payment Deferral	
Loan Type	Amortized Cost Basis	Percent of total loans by category	Amortized Cost Basis	Percent of total loans by category
Commercial & Agriculture	$ 4,549	1.38%	$ 435	0.13%
Commercial Real Estate:				
Owner Occupied	—	—	—	—
Non-Owner Occupied	8,000	0.65%	2,514	0.21%
Residential Real Estate	1,115	0.15%	—	—
Real Estate Construction	—	—	—	—
Farm Real Estate	—	—	—	—
Consumer and Other	—	—	—	—
Total Loan Modifications	$ 13,664		$ 2,949	

(Amounts in thousands, except share data)

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

	Term Extension
Loan Type	**Financial Effect**
Commercial & Agriculture	- 6 month, 12 month and 62 month term extensions
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	- 6 month term extension
Residential Real Estate	- 35 month term extension
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

	Payment Deferral
Loan Type	**Financial Effect**
Commercial & Agriculture	- 5 month payment deferral
Commercial Real Estate:	
Owner Occupied	
Non-Owner Occupied	- 5 month and 7.5 month payment deferral
Residential Real Estate	
Real Estate Construction	
Farm Real Estate	
Consumer and Other	

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. There were no modification loans that had a payment default during the year ended December 31, 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. There were no loans modified to borrowers experiencing financial difficulty during the period ended December 31, 2023. There were no loans modified in a troubled debt restructuring during the period ended December 31, 2022.

The Company closely monitors the performance of the loans that were modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Twelve of the modified loans are on nonaccrual as of December 31, 2024.

Individually Evaluated Loans: Larger (greater than $350) Commercial & Agricultural and Commercial Real Estate loan relationships, as well as Residential Real Estate and Consumer loans and Lease financing receivables that are part of a larger relationship are individually evaluated on a quarterly basis, when they do not share similar risk characteristics with the collectively evaluated pools. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the value of the loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance. The Company's policy for recognizing interest income on individually evaluated loans does not differ from its overall policy for interest recognition.

(Amounts in thousands, except share data)

The following tables present the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related allowance for credit losses allocated to these loans.

December 31, 2024	Real Estate	Other	Allowance for Credit Losses
Commercial & Agriculture	$ —	$ 8,179	$ 1,679
Commercial Real Estate:			
Owner Occupied	—	—	—
Non-Owner Occupied	10,514	—	674
Residential Real Estate	2,131	—	—
Real Estate Construction	—	—	—
Farm Real Estate	—	—	—
Lease Financing Receivables	—	665	6
Consumer and Other	—	—	—
Total	$ 12,645	$ 8,844	$ 2,359

December 31, 2023	Real Estate	Other	Allowance for Credit Losses
Commercial & Agriculture	$ —	$ 4,674	$ 945
Commercial Real Estate:			
Owner Occupied	308	—	37
Non-Owner Occupied	1,167	—	268
Residential Real Estate	149	—	—
Real Estate Construction	—	—	—
Farm Real Estate	—	—	—
Lease Financing Receivables	—	61	15
Consumer and Other	—	—	—
Total	$ 1,624	$ 4,735	$ 1,265

Collateral-dependent loans consist primarily of Residential Real Estate, Commercial Real Estate and Commercial and Agricultural loans. These loans are individually evaluated when foreclosure is probable or when the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral. In the case of Commercial and Agricultural loans secured by equipment, the fair value of the collateral is estimated by third-party valuation experts. Loan balances are charged down to the underlying collateral value when they are deemed uncollectible. Note that the Company did not elect to use the collateral maintenance agreement practical expedient available under CECL.

Foreclosed assets acquired in settlement of loans are carried at fair value less estimated costs to sell and are included in Other assets on the Consolidated Balance Sheet. As of December 31, 2024 and 2023, there were no foreclosed assets included in Other assets. As of December 31, 2024 and 2023, the Company had initiated formal foreclosure procedures on $669 and $1,018, respectively, of Residential Real Estate loans.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk from a contractual obligation to extend credit. The allowance for credit losses on off-balance sheet credit exposures is recorded within accrued expenses and other liabilities on the Consolidated Balance Sheet with adjustments recorded in provision for credit losses on the Consolidated Statements of Operations. The estimated credit loss includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate of expected credit loss is based on the historical loss rate for the loan class in which the loan commitments would be classified as if funded.

(Amounts in thousands, except share data)

The following table lists the allowance for credit losses on off-balance sheet credit exposures as of December 31, 2024:

	Twelve Months Ended December 31,	
	2024	2023
Beginning of Period	$ 3,901	—
CECL adoption adjustments	—	3,386
Charge-offs	—	—
Recoveries	—	—
Provision	(521)	515
End of Period	$ 3,380	3,901

(Amounts in thousands, except share data)

NOTE 6 - OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), net of tax, as of December 31, 2024, 2023 and 2022:

	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2024			
Net unrealized losses on investment securities:			
Other comprehensive loss before reclassifications	$ (7,338)	$ (1,537)	$ (5,801)
Amounts reclassified from accumulated other comprehensive loss	(33)	(7)	(26)
Net unrealized losses on investment securities	(7,371)	(1,544)	(5,827)
Defined benefit plans:			
Other comprehensive income before reclassifications	—	—	—
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Defined benefit plans, net	—	—	—
Other comprehensive loss	$ (7,371)	$ (1,544)	$ (5,827)
Year Ended December 31, 2023			
Net unrealized gains on investment securities:			
Other comprehensive gain before reclassifications	$ 12,330	$ 2,583	$ 9,747
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net unrealized gains on investment securities	12,330	2,583	9,747
Defined benefit plans:			
Other comprehensive income before reclassifications	972	204	768
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Defined benefit plans, net	972	204	768
Other comprehensive loss	$ 13,302	$ 2,787	$ 10,515
Year Ended December 31, 2022			
Net unrealized losses on investment securities:			
Other comprehensive loss before reclassifications	$ (85,517)	$ (18,079)	$ (67,438)
Amounts reclassified from accumulated other comprehensive loss	(10)	(2)	(8)
Net unrealized losses on investment securities	(85,527)	(18,081)	(67,446)
Defined benefit plans:			
Other comprehensive income before reclassifications	736	155	581
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Defined benefit plans, net	736	155	581
Other comprehensive loss	$ (84,791)	$ (17,926)	$ (66,865)

(Amounts in thousands, except share data)

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax, as of December 31, 2024, 2023 and 2022.

	For the Year Ended December 31, 2024			For the Year Ended December 31, 2023			For the Year Ended December 31, 2022		
	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total
Beginning balance	$ (43,024)	$ (4,506)	$ (47,530)	$ (52,771)	$ (5,274)	$ (58,045)	$ 14,675	$ (5,855)	$ 8,820
Other comprehensive income (loss) before classifications	(5,801)	—	(5,801)	9,747	768	10,515	(67,438)	581	(66,857)
Amounts reclassified from accumulated other comprehensive income (loss)	(26)	—	(26)	—	—	—	(8)	—	(8)
Net current-period other comprehensive income(loss)	(5,827)	—	(5,827)	9,747	768	10,515	(67,446)	581	(66,865)
Ending balance	$ (48,851)	$ (4,506)	$ (53,357)	$ (43,024)	$ (4,506)	$ (47,530)	$ (52,771)	$ (5,274)	$ (58,045)

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss as of December 31, 2024, 2023 and 2022.

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Loss (a) For the year ended December 31, 2024	2023	2022	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available for sale securities	$ 33	$ —	$ 10	Net gain on sale of securities
Tax effect	(7)	—	(2)	Income taxes
	26	—	8	
Amortization of defined benefit pension items				
Actuarial losses	— (b)	— (b)	— (b)	Other operating expenses
Tax effect	—	—	—	Income taxes
	—	—	—	
Total reclassifications for the period	$ 26	$ —	$ 8	

(a) Amounts in parentheses indicate expenses and other amounts indicate income.

(b) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost.

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	At December 31, 2024	2023
Land and improvements	$ 8,303	$ 8,392
Buildings and improvements	40,494	40,418
Furniture and equipment	66,352	76,564
Total	115,149	125,374
Accumulated depreciation	(67,983)	(68,605)
Premises and equipment, net	$ 47,166	$ 56,769

(Amounts in thousands, except share data)

Depreciation expense was $9,545 in 2024, $10,760 in 2023 and $4,456 in 2022.

The Company is the lessor of equipment under operating leases to customers. The operating lease assets are presented within furniture and equipment in the table above and classified on the Consolidated Balance Sheets as premises and equipment. The total cost of leased assets at December 31, 2024 and 2023, was $31,168 and $41,730, respectively, and total accumulated depreciation on leased assets was ($12,032) and ($15,163), respectively. Depreciation expense on lease assets for the years ended December 31, 2024, 2023, and 2022 was $8,283, $9,636, and $1,918, respectively. The increase in depreciation expense from 2022 is due to the acquisition of operating leases in connection with the acquisition of VFG during the fourth quarter of 2022, resulting in a partial year depreciation expense.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

The balance of goodwill was $125,520 at December 31, 2024 and $125,520 at December 31, 2023.

Management performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Management performed an evaluation of the Company's goodwill during the fourth quarter of 2024. Based on this test, management concluded that the Company's goodwill was not impaired at December 31, 2024.

Acquired intangible assets were as follows as of year-end.

	2024			2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible assets(1):						
Core deposit intangibles	12,668	7,662	5,006	12,668	6,178	6,490
Total core deposit intangible assets	$ 12,668	$ 7,662	$ 5,006	$ 12,668	$ 6,178	$ 6,490

(1) Excludes fully amortized core deposit intangible assets

Aggregate core deposit intangible amortization expense was $1,484, $1,579 and $1,296 for 2024, 2023 and 2022, respectively.

Activity for mortgage servicing rights (MSRs) and the related valuation allowance follows:

	2024	2023	2022
Mortgage Servicing Rights:			
Beginning of year	$ 3,018	$ 2,689	$ 2,642
Additions	202	659	397
Disposals	—	—	—
Amortized to expense	343	330	350
Other Charges	—	—	—
Change in valuation allowance	—	—	—
End of year	$ 2,877	$ 3,018	$ 2,689
Valuation allowance:			
Beginning of year	$ —	$ —	$ —
Additions expensed	—	—	—
Reductions credited to operations	—	—	—
Direct write-offs	—	—	—
End of year	$ —	$ —	$ —

(Amounts in thousands, except share data)

The unpaid principal balance of mortgage loans serviced for third parties was $419,407 at December 31, 2024, compared to $442,635 at December 31, 2023 and $456,149 at December 31, 2022.

Aggregate mortgage servicing rights (MSRs) amortization was $343, $330 and $350 for 2024, 2023 and 2022, respectively.

Mortgage loan contractual servicing fees were $1,085, $1,137 and $1,063 for 2024, 2023 and 2022, respectively. Mortgage loan contractual servicing fees are included in Other income on the Consolidated Statements of Operations.

The fair value of servicing rights was $3,854, $3,018, and $2,689 at year-end 2024, 2023 and 2022, respectively. Fair value at year-end 2024 was determined using a discount rate range of 5.3% to 10.4% with the average discount rate of 6.96%, weighted average prepayment speed of 10.83%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%. Fair value at year-end 2023 was determined using a discount rate of 12.0%, prepayment speeds ranging from 4.6% to 11.0%, depending on the stratification of the specific right, and a default rate of 0.0%.

Estimated amortization expense for each of the next five years and thereafter is as follows:

	MSRs	Core deposit intangibles	Total
2025	$ 165	$ 1,316	$ 1,481
2026	163	1,193	1,356
2027	159	1,071	1,230
2028	153	782	935
2029	151	282	433
Thereafter	2,086	362	2,448
	$ 2,877	$ 5,006	$ 7,883

NOTE 9 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits as of December 31, 2024 and 2023 were as follows:

	2024	2023
Demand	$ 419,583	$ 449,449
Savings and Money markets	1,152,239	863,067
Certificates of Deposit:		
$250 and over	120,543	92,933
Other	782,209	765,734
Individual Retirement Accounts	42,202	42,146
Total	$ 2,516,776	$ 2,213,329

Scheduled maturities of certificates of deposit ("CDs"), including IRAs, at December 31, 2024 were as follows:

2025	$ 888,354
2026	34,928
2027	10,192
2028	5,620
2029	5,719
Thereafter	141
Total	$ 944,954

Deposits from the Company’s principal shareholders, officers, directors, and their affiliates at year-end 2024 and 2023 were $11,769 and $11,546, respectively.

As of December 31, 2024 and December 31, 2023, CDs and IRAs totaling $125,868 and $98,158, respectively, met or exceeded the FDIC’s insurance limit of $250,000.

(Amounts in thousands, except share data)

As of December 31, 2024 and December 31, 2023, brokered deposits totaled $500,265 and $517,190, respectively.

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings, which consist of federal funds purchased and other short-term FHLB advances are summarized as follows:

	At December 31, 2024		At December 31, 2023	
	Federal Funds Purchased	Short-term FHLB Advances	Federal Funds Purchased	Short-term FHLB Advances
Outstanding balance at year end	$ —	$ 339,000	$ —	$ 338,000
Maximum indebtedness during the year	50,000	501,500	—	521,500
Average balance during the year	137	341,692	—	280,887
Average rate paid during the year	5.27%	5.23%	—	5.12%
Interest rate on year end balance	—	4.42%	—	5.41%

Average balances during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances.

These borrowing transactions can range from overnight to six months in maturity. The average maturity was one day at December 31, 2024.

NOTE 11 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Long-term advances from the FHLB were $1,501 and $2,392 at December 31, 2024 and December 31, 2023, respectively. Outstanding balances have maturity dates between May 2025 and June 2028 with fixed rates ranging from 1.18% to 2.97%. The weighted average rate on outstanding advances was 2.44% at December 31, 2024. Outstanding advances are prepayable in whole or in part and could be subject to a termination fee.

Other borrowings totaled $6,293 at December 31, 2024, and included borrowings from the CLF division of Civista. The weighted average rate on these borrowings was 6.72% and the weighted average life was 30 months.

Scheduled principal reductions of FHLB advances outstanding at December 31, 2024 were as follows:

2025	$ 684
2026	470
2027	273
2028	74
Total	$ 1,501

In addition to FHLB borrowings, the Company had outstanding letters of credit with the FHLB totaling $128,400 and $24,400 at year-end 2024 and 2023, respectively, used for pledging to secure public funds. FHLB borrowings and the letters of credit were collateralized by FHLB stock and by $1,234,624 and $1,044,027 of residential mortgage loans under a blanket lien arrangement at year-end 2024 and 2023, respectively.

The Company had a FHLB maximum borrowing capacity of $839,034 as of December 31, 2024, with remaining borrowing capacity of approximately $370,133. The borrowing arrangement with the FHLB is subject to annual renewal. The maximum borrowing capacity is recalculated at least quarterly.

(Amounts in thousands, except share data)

NOTE 12 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Effective in July 2023, the Company no longer sells securities under agreement to repurchase. Prior to that time, securities sold under agreements to repurchase were used to facilitate the needs of our customers as well as to facilitate our short-term funding needs. Securities sold under repurchase agreements were carried at the amount of cash received in association with the agreement. We continuously monitor the collateral levels and may be required, from time to time, to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements were maintained with our safekeeping agents.

The following table presents detail regarding the securities pledged as collateral under repurchase agreements as of December 31, 2024 and 2023. All of the repurchase agreements are overnight agreements.

	December 31, 2024	December 31, 2023
Securities pledged for repurchase agreements:		
U.S. Treasury securities	$ —	$ —
Obligations of U.S. government agencies	—	—
Total securities pledged	$ —	$ —
Gross amount of recognized liabilities for repurchase agreements	$ —	$ —
Amounts related to agreements not included in offsetting disclosures above	$ —	$ —

Information concerning securities sold under agreements to repurchase was as follows:

	2024	2023	2022
Outstanding balance at year end	$ —	$ —	$ 25,143
Average balance during the year	—	8,685	24,390
Average interest rate during the year	—	0.05%	0.05%
Maximum month-end balance during the year	$ —	$ 21,658	$ 26,044
Weighted average interest rate at year end	—	—	0.05%

(Amounts in thousands, except share data)

NOTE 13 - SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Subordinated Note - fixed interest rate until November 30, 2026 then variable interest rate equal to SOFR plus 2.19%, the rate was 3.25% at December 31, 2024 and 2023, respectively - $75,000 maturing December 31, 2031; net of unamortized debt issuance costs of $1,260 and $1,406 as of December 31, 2024 and 2023, respectively	$ 73,740	$ 73,594
First Citizens Statutory Trust II - variable interest equal to 3-month CME Term SOFR plus 3.15%, which was 8.07% and 8.81% at December 31, 2024 and 2023, respectively - $7,732 maturing March 26, 2033	7,732	7,732
First Citizens Statutory Trust III - variable interest equal to 3-month CME Term SOFR plus 2.25%, which was 7.32% and 7.91% at December 31, 2024 and 2023, respectively - $12,887 maturing September 20, 2034	12,887	12,887
First Citizens Statutory Trust IV - variable interest equal to 3-month CME Term SOFR plus 1.60%, which was 6.81% and 7.27% at December 31, 2024 and 2023, respectively - $5,155 maturing March 23, 2037	5,155	5,155
Futura TPF Trust I - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 6.87% and 7.33% at December 31, 2024 and 2023, and respectively - $2,578 maturing June 15, 2035	2,578	2,578
Futura TPF Trust II - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 6.87% and 7.33% at December 31, 2024 and 2023, respectively - $2,070 maturing June 15, 2035; net of purchase discount of $73	1,997	1,997
Total subordinated debentures	$ 104,089	$ 103,943

On November 30, 2021, the Company entered into a Subordinated Note Purchase Agreement pursuant to which the Company sold and issued $75,000 aggregate principal amount of its 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031(the "Notes"). The Notes have a stated maturity of December 31, 2031.

The Notes initially bear interest at a fixed rate of 3.25% per annum, from and including November 30, 2021, to but excluding December 1, 2026, with interest payable semi-annually in arrears. From and including December 1, 2026, to but excluding the stated maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal the then-current benchmark rate, which will initially be the three-month Secured Overnight Financing Rate (SOFR) plus 219 basis points, with interest during such period payable quarterly in arrears. If three-month SOFR cannot be determined during the applicable floating rate period, a different index will be determined and used in accordance with the terms of the Notes and underlying Indenture.

Prior to December 1, 2026, the Company may redeem the Notes, in whole but not in part, only under certain limited circumstances as set forth in the Indenture. On or after December 1, 2026, the Company may, at its option, redeem the Notes, in whole or in part, on any interest payment date, subject to the receipt of any required regulatory approvals. Any redemption by the Company would be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

On March 26, 2003, the Company formed First Citizens Statutory Trust II. The Company issued $7,700 of subordinated debentures to First Citizens Statutory Trust II in exchange for ownership of all the common securities of the First Citizens Statutory Trust II. The Company is not considered the primary beneficiary of First Citizens Statutory Trust II; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $232 and is included in Other assets.

On September 20, 2004, the Company formed First Citizens Statutory Trust III. The Company issued $12,900 of subordinated debentures to First Citizens Statutory Trust III in exchange for ownership of all the common securities of the First Citizens

(Amounts in thousands, except share data)

Statutory Trust III. The Company is not considered the primary beneficiary of First Citizens Statutory Trust III; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $387 and is included in Other assets.

On March 23, 2007, the Company formed First Citizens Statutory Trust IV. The Company issued $5,200 of subordinated debentures to First Citizens Statutory Trust IV in exchange for ownership of all the common securities of the First Citizens Statutory Trust IV. The Company is not considered the primary beneficiary of First Citizens Statutory Trust IV; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $155 and is included in Other assets.

In conjunction with the acquisition of Futura Banc Corp. ("Futura") on December 17, 2007, the Company assumed $4,700 of subordinated debentures that were recorded at a fair value of $4,600 at the time of acquisition. On June 15, 2005, Futura issued $2,600 of subordinated debentures to Futura TPF Trust I in exchange for ownership of all the common securities of the trust. On June 15, 2005, Futura issued $2,100 of subordinated debentures to Futura TPF Trust II in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of Futura TPF Trust I or Futura TPF Trust II; therefore, the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trusts was $148 and is included in Other assets.

For all the debentures mentioned above, interest is payable quarterly. The debentures and the common securities issued by each of the trusts are redeemable in whole or in part on dates specified in the trust indenture document. All of the subordinated debentures mentioned above may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

NOTE 14 - INCOME TAXES

Income taxes were as follows for the years ended December 31:

	2024	2023	2022
Current - federal	$ 6,498	$ 8,256	$ 6,973
Current - state	246	68	152
Deferred	(1,853)	(675)	483
Income taxes	$ 4,891	$ 7,649	$ 7,608

Effective tax rates differed from the statutory federal income tax rate of 21% in 2024, 2023 and 2022 due to the following:

	2024	2023	2022
Income taxes computed at the statutory federal tax rate	$ 7,681	$ 10,629	$ 9,878
Add (subtract) tax effect of:			
Tax-exempt interest income, net	(1,975)	(1,938)	(1,666)
Low income housing investments	(555)	(620)	(679)
Cash surrender value of BOLI	(471)	(233)	(207)
Other	211	(189)	282
Income tax expense	$ 4,891	$ 7,649	$ 7,608

(Amounts in thousands, except share data)

Year-end deferred tax assets and liabilities were due to the following:

	2024	2023
Deferred tax assets		
Allowance for credit losses	$ 8,554	$ 7,711
Unrealized loss on securities available for sale	13,104	11,633
Unrealized loss on minimum pension liability	1,198	1,198
Deferred compensation	1,241	1,155
Unfunded commitment liability	733	819
Deferred loan fees, net	583	576
Purchase accounting adjustments	524	135
Accrued compensation	674	368
Lease liability	231	343
Other	74	287
Deferred tax asset	26,916	24,225
Deferred tax liabilities		
Fixed assets depreciation	(1,968)	(2,198)
Prepaid pension	(1,602)	(1,343)
Loan servicing rights	(624)	(634)
Discount accretion on securities	(244)	(502)
FHLB stock dividends	(126)	(223)
Right of use asset	(231)	(343)
Prepaids	(297)	(314)
Other	(143)	(311)
Deferred tax liability	(5,235)	(5,868)
Net deferred tax asset	$ 21,681	$ 18,357

At December 31, 2024, the Company had no net operating losses subject to Section 382 limitations. As of December 31, 2023, the Company had $30 in net operating losses subject to Section 382 limitations. No valuation allowance was established at December 31, 2024 and 2023, due to the Company's ability to carryforward net operating losses to taxes paid in future years and certain tax strategies, coupled with the anticipated future income as evidenced by the Company's earning potential.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits.

The Company's federal tax returns for taxable years through 2019 have been closed for purposes of examination by the Internal Revenue Service.

NOTE 15 - RETIREMENT PLANS

The Company sponsors a savings and retirement 401(k) plan, which covers all employees who meet certain eligibility requirements and who choose to participate in the plan. The matching contribution to the 401(k) plan was $1,688, $1,608 and $1,377 in 2024, 2023 and 2022, respectively. The Company's matching contribution is 100% of an employee's first three percent contributed and 50% of the next two percent contributed.

The Company also sponsors a pension plan which is a noncontributory defined benefit retirement plan for all employees who have attained the age of 20 1/2, completed six months of service and work 1,000 or more hours per year. Annual payments, subject to the maximum amount deductible for federal income tax purposes, are made to a pension trust fund. In 2006, the Company amended the pension plan to provide that no employee could be added as a participant to the pension plan after December 31, 2006. In April 2014, the Company amended the pension plan again to provide that no additional benefits would accrue beyond April 30, 2014.

In October 2015, the Company, on behalf of it and its subsidiaries, entered into Pension Shortfall Agreements (the "Shortfall Agreements") with ten employees of Civista. When the Company ceased accruals to its defined benefit pension plan on April 30, 2014, the circumstances of some participants with limited periods until their anticipated retirement dates would not permit

(Amounts in thousands, except share data)

them to use other available alternatives to make up for the shortfall in their expected pension. The Company calculated the total amount of the shortfall for each of the referenced individuals after considering its contributions to other retirement benefits. Pension shortfall expense was $82 in 2024, $118 in 2023 and $145 in 2022. Included in pension shortfall expense was interest expense, totaling $36, $36 and $24 in 2024, 2023 and 2022, respectively, which was also recorded in and credited to the accounts of the individuals covered by this plan.

Information about the pension plan is as follows:

	2024	2023
Change in benefit obligation:		
Beginning benefit obligation	$ 8,019	$ 10,123
Service cost	—	—
Interest cost	360	454
Curtailment gain	—	—
Settlement loss	—	—
Actuarial (gain)/loss	(537)	(637)
Benefits paid	(910)	(1,921)
Settlement payments	—	—
Ending benefit obligation	6,932	8,019
Change in plan assets, at fair value:		
Beginning plan assets	9,953	10,934
Actual return	230	940
Employer contribution	—	—
Benefits paid	(910)	(1,921)
Settlement payments	—	—
Administrative expenses	—	—
Ending plan assets	9,273	9,953
Funded status at end of year	$ 2,341	$ 1,934

Amounts recognized in accumulated other comprehensive income (loss) at December 31, consist of unrecognized actuarial loss of $4,506, net of $1,198 tax in 2024 and $4,506, net of $1,198 tax in 2023.

The accumulated benefit obligation for the defined benefit pension plan was $6,933 at December 31, 2024 and $8,019 at December 31, 2023.

The components of net periodic pension expense were as follows:

	2024	2023	2022
Service cost	$ —	$ —	$ —
Interest cost	360	454	392
Expected return on plan assets	(767)	(605)	(732)
Net amortization and deferral	—	—	—
Net periodic pension cost (benefit)	(407)	(151)	(340)
Additional loss due to settlement	—	—	—
Total pension cost (benefit)	$ (407)	$ (151)	$ (340)
Net loss (gain) recognized in other comprehensive income	$ 0	$ (972)	$ (736)
Total recognized in net periodic benefit cost and other comprehensive loss (before tax)	$ (407)	$ (1,123)	$ (1,076)

The components of net periodic benefit cost other than the service cost component are included in the line item “Other operating expenses” in the Consolidated Statement of Operations.

(Amounts in thousands, except share data)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $80. The Company did not incur any settlement costs related to the pension plan in 2024, 2023 or 2022.

The weighted average assumptions used to determine benefit obligations at year-end were as follows:

	2024	2023	2022
Discount rate on benefit obligation	5.54%	4.76%	4.95%
Long-term rate of return on plan assets	5.00%	5.53%	4.84%
Rate of compensation increase	0.00%	0.00%	0.00%

The weighted average assumptions used to determine net periodic pension cost were as follows:

	2024	2023	2022
Discount rate on benefit obligation	4.76%	4.95%	2.74%
Long-term rate of return on plan assets	5.53%	4.84%	3.84%
Rate of compensation increase	0.00%	0.00%	0.00%

The Company uses long-term market rates to determine the discount rate on the benefit obligation. Declines in the discount rate lead to increases in the actuarial loss related to the benefit obligation.

The expectation for long-term rate of return on the pension assets and the expected rate of compensation increases are reviewed periodically by management in consultation with outside actuaries and primary investment consultants. Factors considered in setting and adjusting these rates are historic and projected rates of return on the portfolio and historic and estimated rates of increases of compensation. Since the pension plan is frozen, the rate of compensation increase used to determine the benefit obligation for 2024, 2023 and 2022 was zero.

The Company's pension plan asset allocation at year-end 2024 and 2023 and target allocation for 2024 by asset category are as follows:

Asset Category	Target Allocation 2024	Percentage of Plan Assets at Year-end 2024	Percentage of Plan Assets at Year-end 2023
Equity securities	0-30%	20.0%	20.0%
Debt securities	70-100	80.0	80.0
Total		100.0%	100.0%

The Company developed the pension plan investment policies and strategies for plan assets with its pension management firm. The assets are currently invested in seven diversified investment funds, which include four equity funds and three bond funds. The long-term guidelines from above were created to maximize the return on portfolio assets while reducing the risk of the portfolio. The management firm may allocate assets among the separate accounts within the established long-term guidelines. Transfers among these accounts will be at the management firm's discretion based on their investment outlook and the investment strategies that are outlined at periodic meetings with the Company. The expected long-term rate of return on the plan assets was 5.00% in 2024 and 5.53% in 2023. This return is based on the expected return for each of the asset categories, weighted based on the target allocation for each class.

The Company does not expect to make any contribution to its pension plan in 2025. Employer contributions totaled $0 in 2024 and 2023. A decrease in the benefit obligations, offset by a decrease in the fair value of plan assets led to an increase in the funded status from $1,934 at December 31, 2023 to a funded status of $2,341 at December 31, 2024.

Common/Collective Trust Funds

Common/Collective Trust Funds are valued at the daily net asset value ("NAV") as reported by the funds. These funds are not traded in an active market or exchange, and the NAV per unit is calculated by dividing the net assets of the fund by the number of units outstanding, which includes observable inputs. The method described above may

(Amounts in thousands, except share data)

produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables.

Fair Value of Investments in Entities That Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2024 and 2023, respectively:

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 9,273	N/A	Daily	Daily

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 9,953	N/A	Daily	Daily

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected benefit payments over the next ten years, which reflect expected future service, are as follows:

2025	$ 219
2026	249
2027	272
2028	282
2029	305
2030 through 2034	2,564

Supplemental Executive Retirement Plan

Civista established a supplemental executive retirement plan (“SERP”) in 2011, which covers key members of management. The SERP was amended and restated effective January 1, 2024. Under the SERP, participants will receive annually, following retirement, a percentage of their base compensations at the time of their retirement for a maximum of ten years. The SERP liability recorded at December 31, 2024, was $4,593, compared to $4,083 at December 31, 2023. The expense related to the SERP was $779, $233 and $420 for 2024, 2023 and 2022, respectively. Distributions to participants made in 2024, 2023 and 2022 totaled $270, $176, and $173, respectively.

NOTE 16 - EQUITY INCENTIVE PLAN

At the Company’s 2014 annual meeting, the shareholders adopted the Company’s 2014 Incentive Plan (“2014 Incentive Plan”). The 2014 Incentive Plan authorized the Company to grant options, stock awards, stock units and other awards for up to 375,000 common shares of the Company. The 2014 Incentive Plan expired in accordance with its terms on April 16, 2024, and no further awards may be granted under the 2014 Incentive Plan after April 16, 2024. On February 20, 2024, the Company's Board of Director's adopted the Civista Bancshares, Inc. 2024 Incentive Plan (the "2024 Incentive Plan"), which was subsequently approved by the shareholders of the Company at the Annual Meeting of Shareholders held on April 16, 2024. The 2024

(Amounts in thousands, except share data)

Incentive Plan authorizes the Company to grant options, stock awards, stock units and other awards for up to 450,000 common shares of the Company. There were 438,087 shares available for grants under this plan at December 31, 2024.

No options were granted under the 2014 Incentive Plan or the 2024 Incentive Plan during the years ended December 31, 2024 and 2023.

Annually, the Board of Directors has awarded restricted common shares to senior officers of the Company. The restricted shares vest ratably over a three-year or five-year period following the grant date. The product of the number of restricted shares granted and the grant date market price of the Company's common shares determines the fair value of restricted shares under the Company's incentive plans. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

During the twelve months ended December 31, 2024, 2023 and 2022, directors of the Company's banking subsidiary, Civista, were paid a retainer in the form of non-restricted common shares of the Company. An aggregate of 10,626, 11,817 and 8,098 common shares were issued to Civista directors in 2024, 2023 and 2022, respectively, as payment of their retainer for their service on the Civista Board of Directors. The issuances were expensed in their entirety when the shares were issued in the amounts of $154, $189 and $196, respectively.

The Company includes share-based compensation for employees as "Compensation expense" in the Consolidated Statements of Operations.

The following is a summary of the status of the Company's restricted shares, and changes therein during the twelve months ended December 31, 2024:

	December 31, 2024	
	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	85,670	$ 21.88
Granted	42,239	15.51
Vested	(36,060)	21.47
Forfeited	(1,518)	21.41
Nonvested at end of period	90,331	19.14

The following is a summary of the status of the Company's awarded restricted shares as of December 31, 2024:

At December 31, 2024			
Date of Award	Shares	Remaining Expense	Remaining Vesting Period (Years)
March 14, 2020	2,027	$ —	0.00
March 3, 2021	4,944	47	1.00
March 3, 2022	6,799	112	2.00
March 3, 2022	4,847	—	0.00
March 14, 2023	13,062	218	3.00
March 14, 2023	17,431	188	1.00
March 12, 2024	26,238	327	4.00
March 12, 2024	13,696	140	2.00
August 9, 2024	1,287	20	3.00
	90,331	$ 1,052	2.34

During the twelve months ended December 31, 2024, 2023 and 2022, the Company recorded share-based compensation expense of $718, $801 and $630, respectively, for restricted shares granted under the Company's incentive plans. At

(Amounts in thousands, except share data)

December 31, 2024, the total compensation cost related to unvested awards not yet recognized was $1,052, which is expected to be recognized over the weighted average remaining life of the grants of 2.34 years.

NOTE 17 - FAIR VALUE MEASUREMENT

GAAP establishes a hierarchal disclosure framework associated with the level of observable pricing utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows: Level 1: Quoted prices for identical assets in active markets that are identifiable on the measurement date; Level 2: Significant other observable inputs, such as quoted prices for similar assets, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data; Level 3: Significant unobservable inputs that reflect the Company's own view about the assumptions that market participants would use in pricing an asset.

Securities: The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Equity securities: The Company has two types of equity securities, one is not actively traded in an open market, while the other is listed on an exchange and is less frequently traded. The fair value of equity securities available for sale not actively traded in an open market is determined by using market data inputs for similar securities that are observable. (Level 2 inputs).

Fair value swap asset/liability: The fair value of swap assets and liabilities is based on an external derivative model using data inputs as of the valuation date and classified Level 2.

Collateral Dependent Loans: The Company generally measures the fair value of collateral dependent loans based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for credit losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the table below as a Level 3 measurement.

Assets and liabilities measured at fair value are summarized below.

Fair Value Measurements at December 31, 2024 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities and obligations of U.S. Government agencies	$ —	$ 97,387	$ —
Obligations of states and political subdivisions	—	325,119	—
Mortgage-backed securities in government sponsored entities	—	225,561	—
Total securities available for sale	—	648,067	—
Equity securities	—	2,421	—
Swap asset	—	5,308	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	11,638	—
Assets measured at fair value on a nonrecurring basis:			
Collateral-dependent loans	$ —	$ —	$ 19,177

(Amounts in thousands, except share data)

Fair Value Measurements at December 31, 2023 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities and obligations of U.S. Government agencies	$ —	$ 67,658	$ —
Obligations of states and political subdivisions	—	338,599	—
Mortgage-backed securities in government sponsored entities	—	212,015	—
Total securities available for sale	—	618,272	—
Equity securities	—	2,169	—
Swap asset	—	12,481	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	12,481	—
Assets measured at fair value on a nonrecurring basis:			
Collateral-dependent loans	$ —	$ —	$ 5,083

The following tables present quantitative information about the Level 3 significant unobservable inputs for assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2024 and 2023.

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2024	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Collateral-dependent loans	$ 19,177	Appraisals which utilize sales comparison, net income and cost approach	Discounts for collection issues and changes in market conditions	10 - 75%	25%

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2023	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Collateral-dependent loans	$ 5,083	Appraisals which utilize sales comparison, net income and cost approach	Discounts for collection issues and changes in market conditions	20 - 50%	27%

Fair Value of Financial Instruments

Much of the information used to arrive at "fair value" is highly subjective and judgmental in nature and therefore the results may not be precise. Subjective factors include, among other things, estimated cash flows, risk characteristics and interest rates, all of which are subject to change. With the exception of investment securities, the Company's financial instruments are not readily marketable and market prices do not exist. Since negotiated prices for the instruments, which are not readily marketable, depend greatly on the motivation of the buyer and seller, the amounts that will actually be realized or paid per settlement or maturity of these instruments could be significantly different.

The carrying amount of cash and cash equivalents and accrued interest receivable, as a result of their short-term nature, is considered to be equal to fair value and are classified as Level 1.

(Amounts in thousands, except share data)

The carrying amount of investments in time deposits is classified as Level 2.

It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

The Company uses an exit price income approach to determine the fair value of the loan portfolio. The model utilizes a discounted cash flow approach to estimate the fair value of the loans using assumptions for the coupon rates, remaining maturities, prepayment speeds, projected default probabilities, losses given defaults, and estimates of prevailing discount rates. The discounted cash flow approach models the credit losses directly in the projected cash flows. The model applies various assumptions regarding credit, interest, and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications. For all periods presented, the estimated fair value of individually analyzed loans is based on the fair value of the collateral, less estimated cost to sell, or the present value of the loan's expected future cash flows (discounted at the loan's effective interest rate). All individually analyzed loans are classified as Level 3 within the valuation hierarchy.

Mortgage servicing rights' fair value is calculated based off a discount rate, prepayment speeds and default rate and are classified at Level 3.

The fair values of noninterest-bearing deposits are considered equal to the amount payable on demand at the reporting date (i.e., carrying value) and are classified as Level 1. The fair value of savings, NOW and certain money market accounts are equal to their carrying amounts and are a Level 1 classification. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 3 classification.

The fair values of subordinated debentures are estimated using a discounted cash flow calculation that applies interest rates currently being offered on subordinated debentures to the schedule of maturities on the subordinated debt tranches resulting in a Level 3 classification.

FHLB advances with maturities greater than 90 days are valued based on discounted cash flow analysis, using interest rates currently being quoted for similar characteristics and maturities resulting in a Level 3 classification.

The carrying amount and fair value of financial instruments carried at amortized cost were as follows:

December 31, 2024	**Carrying Amount**	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial Assets:					
Cash and due from financial institutions	$ 63,155	$ 63,155	$ 63,155	$ —	$ —
Investments in time deposits	1,450	1,450	—	$ 1,450	—
Other securities	30,352	30,352	30,352	—	—
Loans, held for sale	665	665	665	—	—
Loans, net of allowance for credit losses	3,041,561	2,919,899	—	—	2,919,899
Mortgage servicing rights	2,877	3,854	—	—	3,854
Accrued interest receivable	13,453	13,453	13,453	—	—
Financial Liabilities:					
Nonmaturing deposits	2,266,916	2,266,916	2,266,916	—	—
Time deposits	944,954	948,734	—	—	948,734
Short-term FHLB advances	339,000	339,000	339,000	—	—
Long-term FHLB advances	1,501	1,418	—	—	1,418
Subordinated debentures	104,089	101,175	—	—	101,175
Other borrowings	6,293	6,293	—	—	6,293
Accrued interest payable	9,518	9,518	9,518	—	—

(Amounts in thousands, except share data)

December 31, 2023	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and due from financial institutions	$ 60,406	$ 60,406	$ 60,406	$ —	$ —
Investments in time deposits	1,225	1,225	—	$ 1,225	—
Other securities	29,998	29,998	29,998	—	—
Loans, held for sale	1,725	1,725	1,725	—	—
Loans, net of allowance for credit losses	2,824,568	2,679,988	—	—	2,679,988
Mortgage servicing rights	3,018	3,018	—	—	3,018
Accrued interest receivable	12,819	12,819	12,819	—	—
Financial Liabilities:					
Nonmaturing deposits	2,084,216	2,084,216	2,084,216	—	—
Time deposits	900,812	899,443	—	—	899,443
Short-term FHLB advances	338,000	337,267	337,267	—	—
Long-term FHLB advances	2,392	2,419	—	—	2,419
Subordinated debentures	103,943	101,563	—	—	101,563
Other borrowings	9,859	9,859	—	—	9,859
Accrued interest payable	9,525	9,525	9,525	—	—

NOTE 18 - COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

	2024		2023	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit:				
Lines of credit and construction loans	$ 31,940	$ 657,401	$ 58,318	$ 668,893
Overdraft protection	10	55,085	10	59,489
Letters of credit	782	244	821	273
	$ 32,732	$ 712,730	$ 59,149	$ 728,655

Commitments to make loans are generally made for a period of one year or less. Fixed-rate loan commitments included above had interest rates ranging from 3.1% to 8.9% at December 31, 2024 and 3.5% to 8.5% at December 31, 2023. Maturities extend up to 30 years.

Civista is required to maintain certain reserve balances on hand in accordance with the Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements was $0 as of both December 31, 2024 and December 31, 2023.

CBI and Civista are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated balance sheet or results of operations.

(Amounts in thousands, except share data)

NOTE 19 - CAPITAL REQUIREMENTS AND RESTRICTION ON RETAINED EARNINGS

CBI and Civista (collectively, the "Companies") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary -actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Companies must meet specific capital guidelines that involve quantitative measures of the Companies' assets, liabilities, and certain off-balance-sheet items as calculated under U.S. GAAP, regulatory reporting requirements, and regulatory capital standards. The Companies' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulatory capital standards to ensure capital adequacy require the Companies to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, common equity Tier 1 capital to total risk-weighted assets, and Tier 1 capital to average assets. Management believes, as of December 31, 2024, that the Companies met all capital adequacy requirements to which they were subject.

As of December 31, 2024, and 2023, the most recent notification from the Federal Reserve Bank categorized Civista as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Civista must maintain minimum total risk-based capital, Tier 1 risk-based capital, common equity Tier 1 risk-based capital, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Civista's category.

The Company's and Civista's actual capital levels and minimum required capital levels at December 31, 2024 and 2023 were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2024						
Total Risk Based Capital						
Consolidated	$ 456,499	13.9%	$ 261,904	8.0%	n/a	n/a
Civista	420,363	12.9%	261,693	8.0%	$ 327,116	10.0%
Tier I Risk Based Capital						
Consolidated	341,811	10.4%	196,428	6.0%	n/a	n/a
Civista	379,447	11.6%	196,270	6.0%	261,693	8.0%
CET1 Risk Based Capital						
Consolidated	312,384	9.5%	147,321	4.5%	n/a	n/a
Civista	379,447	11.6%	147,202	4.5%	212,626	6.5%
Leverage						
Consolidated	341,811	8.6%	158,679	4.0%	n/a	n/a
Civista	379,447	9.6%	157,823	4.0%	197,278	5.0%
2023						
Total Risk Based Capital						
Consolidated	$ 429,080	14.4%	$ 237,604	8.0%	n/a	n/a
Civista	400,047	13.5%	236,568	8.0%	$ 295,710	10.0%
Tier I Risk Based Capital						
Consolidated	318,322	10.7%	178,203	6.0%	n/a	n/a
Civista	363,033	12.3%	177,426	6.0%	236,568	8.0%
CET1 Risk Based Capital						
Consolidated	288,895	9.7%	133,652	4.5%	n/a	n/a
Civista	363,033	12.3%	133,069	4.5%	192,211	6.5%
Leverage						
Consolidated	318,322	8.8%	145,489	4.0%	n/a	n/a
Civista	363,033	10.0%	145,245	4.0%	181,556	5.0%

(Amounts in thousands, except share data)

CBI's primary source of funds for paying dividends to its shareholders and for operating expense is the cash accumulated from dividends received from Civista. Payment of dividends by Civista to CBI is subject to restrictions by Civista's regulatory agencies. These restrictions generally limit dividends to the current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below minimum regulatory capital requirements. At December 31, 2024, Civista had $51,007 of net profits available to pay dividends to CBI without requiring regulatory approval.

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of CBI follows:

	December 31,	
Condensed Balance Sheets	**2024**	**2023**
Assets:		
Cash	$ 8,879	$ 8,331
Equity securities	2,421	2,169
Investment in bank subsidiary	460,070	450,791
Investment in nonbank subsidiaries	4,041	3,917
Other assets	18,841	12,354
Total assets	$ 494,252	$ 477,562
Liabilities:		
Other liabilities	$ 1,661	$ 1,618
Subordinated debentures	104,089	103,943
Total liabilities	105,750	105,561
Shareholders' Equity:		
Common stock	312,037	311,166
Accumulated earnings	205,408	183,787
Treasury stock	(75,586)	(75,422)
Accumulated other comprehensive loss	(53,357)	(47,530)
Total shareholders' equity	388,502	372,001
Total liabilities and shareholders' equity	$ 494,252	$ 477,562

	For the years ended December 31,		
Condensed Statements of Operations	**2024**	**2023**	**2022**
Dividends from bank subsidiaries	$ 20,300	$ 28,100	$ 26,300
Dividends from non-bank subsidiaries	1,350	1,390	1,150
Interest expense	(4,931)	(4,849)	(3,781)
Pension benefit	407	150	340
Other expense, net	(2,223)	(1,518)	(2,384)
Income before equity in undistributed net earnings of subsidiaries	14,903	23,273	21,625
Income tax benefit	1,418	1,309	1,140
Equity in undistributed net earnings of subsidiaries	15,362	18,382	16,662
Net income	$ 31,683	$ 42,964	$ 39,427
Comprehensive income (loss)	$ 25,856	$ 53,489	$ (27,438)

(Amounts in thousands, except share data)

Condensed Statements of Cash Flows	For the years ended December 31, 2024	2023	2022
Operating activities:			
Net income	$ 31,683.00	$ 42,964.00	$ 39,427.00
Adjustment to reconcile net income to net cash from operating activities:			
Change in other assets and other liabilities	(5,546)	(12,836)	4,587
Equity in undistributed net earnings of subsidiaries	(15,362)	(18,382)	(16,662)
Net cash provided by operating activities	10,775	11,746	27,352
Investing activities:			
Acquisition and additional capitalization of subsidiary, net of cash acquired	—	(14,000)	(25,960)
Net cash used in investing activities	—	(14,000)	(25,960)
Financing activities:			
Purchase of treasury stock	(164)	(1,628)	(16,887)
Cash dividends paid	(10,063)	(9,599)	(8,493)
Net cash used in financing activities	(10,227)	(11,227)	(25,380)
Net change in cash and cash equivalents	548	(13,481)	(23,988)
Cash and cash equivalents at beginning of year	8,331	21,812	45,800
Cash and cash equivalents at end of year	$ 8,879	$ 8,331	$ 21,812

NOTE 21 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation follow.

	2024	2023	2022
Basic			
Net income	$ 31,683	$ 42,964	$ 39,427
Less allocation of earnings and dividends to participating securities	671	1,583	498
Net income available to common shareholders—basic	$ 31,012	$ 41,381	$ 38,929
Weighted average common shares outstanding	15,724,768	15,734,624	15,162,032
Less average participating securities	333,029	579,857	191,402
Weighted average number of shares outstanding used in the calculation of basic earnings per common share	15,391,739	15,154,767	14,970,630
Basic earnings per share	$ 2.01	$ 2.73	$ 2.60
Diluted			
Net income available to common shareholders—basic	$ 31,012	$ 41,381	$ 38,929
Net income available to common shareholders—diluted	$ 31,012	$ 41,381	$ 38,929
Weighted average common shares outstanding used in the calculation of earnings per common share basic	15,391,739	15,154,767	14,970,630
Average shares and dilutive potential common shares outstanding—diluted	15,391,739	15,154,767	14,970,630
Diluted earnings per share	$ 2.01	$ 2.73	$ 2.60

Basic earnings per common share are calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the dilutive effect, if any, of additional potential common shares issuable under the equity incentive plan, computed using the treasury stock method.

NOTE 22 - DERIVATIVE HEDGING INSTRUMENTS

To accommodate customer need and to support the Company's asset/liability positioning, on occasion we enter into interest rate swaps with a customer and a bank counterparty. The interest rate swaps are free-standing derivatives and are recorded at fair value. The Company enters into a floating rate loan and a fixed rate swap with our customer. Simultaneously, the Company enters into an offsetting fixed rate swap with a bank counterparty. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay a bank counterparty the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These transactions allow the Company's customer to effectively convert variable rate loans to fixed rate loans. Since the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts offset each other and do not significantly impact the Company's results of operations unless a significant difference in credit risk emerges between the counterparties at either end of one of the swap contracts. None of the Company's derivatives are designated as hedging instruments.

The Company presents derivative positions gross on the balance sheet for customers and net for financial institution counterparty positions subject to master netting arrangements. The fair value on the asset side was reduced by the margin call adjustment per the Company's netting arrangement in the amount of $6,330 as of December 31, 2024.

The following table reflects the derivatives recorded on the balance sheet as of December 31:

(Amounts in thousands, except share data)

	2024		2023	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Swap assets				
Interest rate swaps with loan customers in an asset position	$ 68,621	$ 1,169	$ 44,773	$ 2,114
Counterparty positions with financial institutions in an asset position	247,727	10,469	228,873	10,367
Total before netting adjustments		11,638		12,481
Netting adjustments - cash collateral posted by counterparties*		(6,330)		—
Total Swap assets		$ 5,308		$ 12,481
Swap liabilities				
Interest rate swaps with loan customers in a liability position	$ 179,106	$ 11,638	$ 184,100	$ 12,481
Counterparty positions with financial institutions in a liability position	—	—	—	—
Total before netting adjustments		11,638		12,481
Netting adjustments - cash collateral posted to counterparties**		—		—
Total Swap liabilities		$ 11,638		$ 12,481

*Cash collateral posted by counterparties represents the obligation to return cash collateral received from counterparties.
**Cash collateral posted to counterparties represents the right to reclaim cash collateral that was paid to counterparties.

	2024	2023
Gross notional positions with customers	$ 247,727	$ 228,873
Gross notional positions with financial institution counterparties	$ 247,727	$ 228,873

The effect of swap fair value changes on the Consolidated Statement of Operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

		Amount of Gain or (Loss) Recognized in Income on Derivatives		
Derivative Not Designated as Hedging Instruments	**Location of Gain or (Loss) Recognized in Income on Derivative**	**2024**	**2023**	**2022**
Interest rate swaps related to customer loans	Other income	$ —	$ —	$ —
Total		$ —	$ —	$ —

The Company monitors and controls all derivative products with a comprehensive Board of Director approved commercial loan swap policy. All hedge transactions must be approved in advance by the Lenders Loan Committee or the Directors Loan Committee of the Board of Directors. The Company classifies changes in the fair value of derivatives with “Other” in the Consolidated Statements of Operation. Any fees paid to enter the swap contract at inception are recognized in earnings when received. Such fees amounted to $232 and $673 during the years ended December 31, 2024 and 2023, respectively.

The Company did not have any cash or securities pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2024 or 2023.

(Amounts in thousands, except share data)

NOTE 23 – QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company invests in qualified affordable housing projects. At December 31, 2024 and 2023, the balance of the Company's investments in qualified affordable housing projects was $15,850 and $15,122, respectively. These balances are reflected in the Other assets line on the Consolidated Balance Sheet. The unfunded commitments related to the investments in qualified affordable housing projects totaled $5,668 and $5,722 at December 31, 2024 and 2023, respectively. These balances are reflected in the Accrued expenses and other liabilities line on the Consolidated Balance Sheet.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized amortization expense with respect to its investments in qualified affordable housing projects of $1,273, $1,035 and $1,086, respectively, which was included within pre-tax income on the Consolidated Statements of Operations.

Additionally, during the years ended December 31, 2024, 2023 and 2022, the Company recognized tax credits and other benefits from its investments in affordable housing tax credits of $1,562, $1,655 and $1,391, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company did not incur impairment losses related to its investment in qualified affordable housing projects.

NOTE 24 – REVENUE RECOGNITION

The Company accounts for revenues from contracts with customers under ASC 606, Revenue from Contracts with Customers. Revenue associated with financial instruments, including revenue from loans and securities are outside the scope of the new standard and accounted for under existing GAAP. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives and certain credit card fees are also not in scope of the new guidance. Noninterest revenue streams in-scope of ASC 606 are discussed below.

Service Charges

Service charges consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

ATM/Interchange Fees

Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Mastercard. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Wealth Management Fees

Wealth management fees are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received in the following month through a direct charge to customers' accounts. The Company does not earn performance-based incentives.

Tax Refund Processing Fees

The Company facilitates the payment of federal and state income tax refunds in partnership with a third-party vendor. Refund Transfers ("RTs") are fee-based products whereby a tax refund is issued to the taxpayer after the Company has received the refund from the federal or state government. As part of this agreement the Company earns fee income, the majority of which is received in the first quarter of the year. The Company's fee income revenue is recognized based on the estimated percent of

(Amounts in thousands, except share data)

business completed by each date. The Company exited this line of business in 2023 resulting in no fee income in 2024 or on a go-forward basis.

Other

Other noninterest income consists of other recurring revenue streams such as check order fees, wire transfer fees, safety deposit box rental fees, item processing fees and other miscellaneous revenue streams. Check order income mainly represents fees charged to customers for checks. Wire transfer fees represent revenue from processing wire transfers. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Item processing fee income represents fees charged to other financial institutions for processing their transactions. Payment is typically received in the following month.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,		
	2024	**2023**	**2022**
Noninterest Income			
In-scope of Topic 606:			
Service charges	$ 6,114	$ 7,206	$ 7,074
ATM/Interchange fees	5,841	5,880	5,499
Wealth management fees	5,519	4,767	4,902
Tax refund processing fees	—	2,375	2,375
Other	1,649	10,220	4,686
Noninterest Income (in-scope of Topic 606)	19,123	30,448	24,536
Noninterest Income (out-of-scope of Topic 606)	18,625	6,715	4,540
Total Noninterest Income	$ 37,748	$ 37,163	$ 29,076

NOTE 25 - LEASES

We have operating leases for several branch locations and office space. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. We also lease certain office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease (e.g., common-area or other maintenance costs) components. The Company accounts for each component separately based on the standalone price of each component. In addition, we have several operating leases with lease terms of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our right-of-use (ROU) assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion. The majority of renewals to extend the lease terms are included in our ROU assets and lease liabilities as they are reasonably certain of exercise.

As most of our leases do not provide an implicit rate, we use the fully collateralized FHLB borrowing rate, commensurate with the lease terms based on the information available at the lease commencement date in determining the present value of the lease payments.

(Amounts in thousands, except share data)

The balance sheet information related to our operating leases were as follows as of December 31, 2024 and 2023:

	Classification on the Consolidated Balance Sheet	December 31, 2024	December 31, 2023
Assets:			
Operating lease	Other assets	$ 1,063	$ 1,632
Liabilities:			
Operating lease	Accrued expenses and other liabilities	$ 1,063	$ 1,632

The cost components of our operating leases were as follows for the periods ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Lease cost		
Operating lease cost	$ 631	$ 499
Short-term lease cost	220	160
Sublease income	(28)	(26)
Total lease cost	$ 823	$ 633

Maturities of our lease liabilities for all operating leases for each of the next five years and thereafter is as follows:

2025	$ 292
2026	241
2027	242
2028	171
2029	144
Thereafter	132
Total lease payments	$ 1,222
Less: Imputed Interest	159
Present value of lease liabilities	$ 1,063

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2024:

Weighted-average remaining lease term - operating leases (years)	5.89
Weighted-average discount rate - operating leases	2.94%

The Company is the lessor of equipment under operating leases to a wide variety of customers, from commercial and industrial to government and healthcare. The operating lease assets are presented on the balance sheet as Premises and equipment. The Company records lease revenue over the term of the lease and retains ownership of the related assets which are depreciated over the estimated useful life, normally two to six years.

The Company also leases equipment to customers under direct financing leases. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values are presented on the balance sheet as Loans. The excess of the lease receivables and residual values over the cost of the equipment is recorded as unearned lease income and will be recognized over the lease term, normally two to six years as well.

NOTE 26 - SEGMENT REPORTING

The Company conducts its operations through one single business segment, which is determined by the Chief Financial Officer, who is the designated chief operating decision maker, ("CODM").

This decision is based upon information provided about the Company's products and services offered. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. The CODM evaluates revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation. Loans and investments provide the majority of revenues in the banking operation. Interest expense, provision for credit losses, and compensation expense provide the significant expenses in the banking operation.

The Company's segment assets represent its total assets as presented in the Consolidated Balance Sheet.

All of the Company's earnings relate to its operations within the United States.

SHAREHOLDER INFORMATION

Annual Meeting of the Civista Bancshares, Inc. Shareholders

Tuesday, April 15, 2025 | 10:00 AM EDT
The Cedar Point Center | BGSU Firelands
1 University Drive | Huron, OH 44839

Investor Information

Corporate and investor information, including news releases, investor presentations, corporate responsibility report, governance documents, proxy statements and SEC filings are available from our investor relations site at www.civb.com.

NASDAQ Exchange | Symbol CIVB

Stock Registrar and Transfer Agent

We encourage you to access your account(s) online at www.equiniti.com. Here you can easily initiate a number of transactions and inquires as well as access important details about your portfolio and general stock transfer information.

- Update your mailing address
- Access statement information
- Print a duplicate 1099 form
- Consolidate accounts
- Enroll in our Direct Stock Purchase Plan
- Request a replacement dividend check
- Download stock transfer form

By mail or phone, contact our Transfer Agent:

Civista Bancshares, Inc.
c/o Equiniti Trust Company, LLC
6201 15th Avenue | Brooklyn, NY 11219
800.937.5449; outside of U.S. 718.921.8124

Corporate Headquarters

Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870
800.604.9368
NASDAQ: CIVB
civb.com | civista.bank



Cover Photo Credits:
Sloan Hotel Building. Photo Credit: Sandusky Library Archive Research Center



Civista Bancshares, Inc.

100 East Water Street

Sandusky, OH 44870

800.604.9368

NASDAQ: CIVB

civb.com | civista.bank